NATIONAL BANK
FINANCIAL GROUP

[redacted]

FIRST QUARTER 2009

REPORT TO SHAREHOLDERS

Operating results up, affected by specified items

HIGHLIGHTS FOR THE FIRST QUARTER OF 2009:

- Net income of $69 million in the first quarter of 2009, compared to net income of $255 million in the first quarter of 2008
- Diluted earnings per share of $0.36 in the first quarter, as against diluted earnings per share of $1.58 in the corresponding quarter of 2008
- Asset-backed commercial paper (ABCP) restructuring plan completed on January 21, 2009
- An after-tax charge related to holding ABCP of $98 million
- An after-tax charge related to commitments to extend credit to clients holding ABCP of $86 million
- Tier 1 capital ratio of 10.0% as at January 31, 2009, compared to 9.4% as at October 31, 2008

HIGHLIGHTS EXCLUDING SPECIFIED ITEMS FOR THE FIRST QUARTER OF 2009[1]:

- Net income of $253 million in the first quarter of 2009, up 7% from the same period of 2008
- Diluted earnings per share of $1.51 in the first quarter of 2009, up 3% from $1.46 in the corresponding quarter of 2008
- Return on equity of 19.3%

(1) The financial reporting method is explained in detail on page 3.

MONTREAL, February 26, 2009 – National Bank today announced net income of $69 million for the first quarter of fiscal 2009, compared to net income of $255 million in the first quarter of 2008. Diluted earnings per share stood at $0.36, as against diluted earnings per share of $1.58 for the corresponding quarter of 2008. Operating results were higher than in the first quarter of 2008, but charges attributable to the impact of ABCP affected net income. These charges comprise the after-tax cost of holding ABCP of $98 million and the after-tax loss related to commitments to extend credit to clients holding ABCP of $86 million. In the first quarter of 2008, the Bank had recorded an after-tax charge related to holding ABCP of $14 million and a gain of $32 million on the sale of its subsidiary in Nassau. Excluding specified items, net income for the first quarter was $253 million, up 7% from $237 million in the first quarter of 2008, while diluted earnings per share were $1.51, up 3% from the $1.46 in the corresponding quarter of 2008.

"The operating results for the first quarter of 2009 were up from the corresponding quarter of 2008, primarily due to the good performance of the Personal and Commercial and Financial Markets segments. The relatively good performance of the Wealth Management segment is also worth noting, given the current economic environment. In addition, the efforts with regard to the ABCP restructuring have finally paid off, with the issuance of new notes. This success is one of the few positive restructuring events in the context of a global financial crisis," stated Louis Vachon, President and Chief Executive Officer.

Financial Indicators

	Results Q1 2009	Results excluding specified items[1]
Growth in diluted earnings per share	(77)%	3%
Return on common shareholders' equity	4.6 %	19.3%
Tier 1 capital ratio	10.0 %	10.0%
Dividend payout ratio		43%

(1) See "Financial Reporting Method" on page 3.

PERSONAL AND COMMERCIAL

- The segment's contribution grew to $250 million in the first quarter, up 4% from the corresponding quarter of 2008. It posted net income of $140 million, up $7 million or 5%.
- The quality of the loan portfolio was maintained, as evidenced, in particular, by the slight increase of $1 million in the provision for credit losses at Personal and Commercial to $45 million for the quarter.
- Consumer and business loan volumes rose 8% and 9%, respectively. Business growth was tempered by the narrowing of the segment's net interest margin from 2.69% in the first quarter of 2008 to 2.59% in the first quarter of 2009. The wider spread on loans was mitigated by the narrower spread on deposits.
- Personal deposits rose $2.6 billion from January 31, 2008 to $37.7 billion owing to the increase in traditional savings products, while Commercial Banking deposit volumes grew $1.2 billion from the first quarter of 2008 to $14.8 billion as at January 31, 2009.

WEALTH MANAGEMENT

- Total revenues for the quarter were $195 million, as against $214 million for the first quarter of 2008, a decrease attributable to the slowdown in brokerage activities owing to weak financial markets and the decline in value of assets under management and administration.
- The segment's operating expenses declined $7 million to $146 million in the first quarter of 2009.

FINANCIAL MARKETS

- Net income for the quarter was $73 million, up 1% from the corresponding quarter of 2008. Taking into account non-controlling interest, the segment's total revenues for the quarter were $269 million, compared to $278 million in the first quarter of 2008. The increase in trading activity revenues was partly offset by the lower gains on securities and financial market fees.
- Operating expenses for the quarter were $167 million, down $2 million, or 1%, from the year-earlier period.

OTHER

- The segment posted a net loss of $176 million in the first quarter of 2008, compared to a net gain of $11 million in the corresponding quarter of 2008, owing to the charges related to the impact of ABCP. The charges comprise the after-tax cost of holding ABCP of $98 million and an after-tax loss related to commitments to extend credit to clients holding ABCP of $86 million. In the first quarter of 2008, the Bank had recorded an after-tax charge related to holding ABCP of $14 million as well as a gain of $32 million attributable to the sale of its subsidiary in Nassau.

CAPITAL MANAGEMENT

- Two series of first preferred shares were issued for total proceeds of $315 million.
- Tier 1 capital ratio and total capital ratio stood at 10.0% and 14.0%, respectively, as at January 31, 2009, compared to 9.4% and 13.2% as at October 31, 2008, under Basel II.

ADDITIONAL INFORMATION

- On January 21, 2009, the Pan-Canadian Investors Committee for Third-Party Structured ABCP finalized the implementation of its ABCP restructuring plan. The affected ABCP was replaced by new, longer-term floating rate notes with maturities that are more closely tied to the maturities of the underlying assets. The Bank is currently completing the final steps to offer improved credit facilities to its commercial and corporate clients holding third-party ABCP.

FINANCIAL REPORTING METHOD

The Bank uses certain measurements that do not comply with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies.

Financial Information
(unaudited) (millions of dollars)

	Notes	Quarter ended		
		January 31, 2009	January 31, 2008	%
Personal and Commercial		**140**	133	5
Wealth Management		**32**	39	(18)
Financial Markets		**73**	72	1
Other		**(176)**	11	
Net income		**69**	255	(73)
Plus: Charges related to holding ABCP	1	**98**	14	
Plus: Charge related to commitments to extend credit to clients holding ABCP	2	**86**	–	
Net income excluding the impact of ABCP		**253**	269	(6)
Less: Gain on the sale of the Bank's subsidiary in Nassau	3	**–**	(32)	
Net income excluding specified items		**253**	237	7
Diluted earnings per common share		**$ 0.36**	$ 1.58	(77)
Plus: Charges related to holding ABCP	1	**0.61**	0.08	
Plus: Charge related to commitments to extend credit to clients holding ABCP	2	**0.54**	–	
Diluted earnings per common share excluding the impact of ABCP		**$ 1.51**	$ 1.66	(9)
Less: Gain on the sale of the Bank's subsidiary in Nassau	3	**–**	(0.20)	
Diluted earnings per common share excluding specified items		**$ 1.51**	$ 1.46	3
Return on common shareholders' equity				
Including specified items		**4.6%**	22.9%	
Excluding specified items		**19.3%**	21.3%	

(1) During the quarter ended January 31, 2009, the following items, net of income taxes, were recognized related to ABCP: a loss on available for sale securities related to ABCP of $129 million (2008: nil), a loss on economic hedge transactions of $1 million (2008: nil), interest received or receivable on ABCP held of $41 million (2008: nil), ABCP financing costs of $7 million (2008: $13 million) and professional fees related to the ABCP file of $2 million (2008: $1 million).

(2) During the quarter ended January 31, 2009, an after-tax provision for credit losses related to commitments to extend credit to clients holding ABCP of $86 million was recorded (2008: nil).

(3) During the quarter ended January 31, 2008, the Bank recorded a net gain of $32 million on the sale of its subsidiary in Nassau, Bahamas.

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada (the "Bank") makes written and oral forward-looking statements, such as those contained in the "Major Economic Trends and Challenges" section and under the heading "Medium-term objectives" in the "Overview" section of the 2008 Annual Report, in other filings with Canadian securities regulators and in other communications, for the purpose of describing the economic environment in which the Bank will operate during fiscal 2009 and the objectives it has set for itself for that period. All such statements are made pursuant to the "safe harbour" provisions of Canadian and U.S. securities legislation. These forward-looking statements include, among others, statements with respect to the economy (particularly the Canadian and American economies), market changes, observations regarding the Bank's objectives and its strategies for achieving them, Bank projected financial returns and certain risks faced by the Bank. These forward-looking statements are typically identified by future or conditional verbs or words such as "outlook," "believe," "anticipate," "estimate," "project," expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. Assumptions about the performance of the Canadian and U.S. economies in 2009 and how that will affect the Bank's business are material factors considered in setting the Bank's strategic priorities and objectives, and in determining its financial targets, including provisions for credit losses. With the financial and credit crisis currently underway, fiscal 2009 could be characterized by an overall slowdown in the world economy, which could affect the United States, Canada's largest trading partner. The financial crisis may result in lower levels of activity on financial markets and a higher cost of funds for financial institutions. There is a strong possibility that personal and commercial bankruptcies could increase in coming quarters. In determining its expectations for economic growth, both broadly and in the financial services sector, the Bank primarily considers historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which the Bank operates, primarily Canada and the United States, are material factors it considers when establishing its sustainable effective tax rate. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of the countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; developments with respect to asset-backed commercial paper (ABCP) and liquidity in the ABCP market; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the Bank's ability to recruit and retain key officers; operational risks, including risks related to the Bank's reliance on third parties to provide components of the Bank's business infrastructure as well as other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity.

The foregoing list of risk factors is not exhaustive. Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2008 Annual Report. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf.

The forward-looking information contained in this document is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

For more information:

Patricia Curadeau-Grou
Chief Financial Officer and
Executive Vice-President
Finance, Risk and Treasury
514-394-6619

Jean Dagenais
Senior Vice-President
Finance, Taxation and
Investor Relations
514-394-6233

Denis Dubé
Senior Director
Public Relations
514-394-8644

Hélène Baril
Senior Director
Investor Relations
514-394-0296

HIGHLIGHTS

(unaudited) (millions of dollars)

Quarter ended	January 31, 2009	January 31, 2008	% Change
Operating results			
Total revenues	$ 876	$ 929	(6)
Total revenues adjusted for non-controlling interest(1)	886	991	(11)
Net income	69	255	(73)
Return on common shareholders' equity	4.6 %	22.9 %	
Per common share (dollars)			
Earnings – basic	$ 0.36	$ 1.58	
Earnings – diluted	0.36	1.58	
EXCLUDING SPECIFIED ITEMS(2)			
Operating results			
Total revenues	$ 1,019	$ 916	11
Total revenues adjusted for non-controlling interest(1)	1,029	978	5
Net income	253	237	7
Return on common shareholders' equity	19.3 %	21.3 %	
Per common share (dollars)			
Earnings – basic	$ 1.51	$ 1.47	
Earnings – diluted	1.51	1.46	
Per common share (dollars)			
Dividends declared	$ 0.62	$ 0.62	
Book value	30.52	28.13	
Stock trading range			
High	45.95	54.25	
Low	25.62	45.15	
Close	34.22	50.53	

	January 31, 2009	October 31, 2008	% Change
Financial position			
Total assets	$ 136,989	$ 129,332	6
Loans and acceptances	56,223	56,015	–
Deposits	79,575	76,022	5
Subordinated debentures and shareholders' equity	8,313	7,764	7
Capital ratios – BIS under Basel II			
Tier 1	10.0 %	9.4 %	
Total	14.0 %	13.2 %	
Capital ratios – BIS under Basel I			
Tier 1	10.8 %	10.1 %	
Total	14.8 %	14.1 %	
Impaired loans, net of specific and general allowances	(153)	(162)	
as a % of loans and acceptances	(0.3)%	(0.3)%	
Assets under administration/management	189,082	204,998	
Total personal savings	98,238	95,893	
Interest coverage	4.09	5.21	
Asset coverage	3.65	3.89	
Other information			
Number of employees	17,199	17,146	–
Number of branches in Canada	448	446	–
Number of banking machines	857	857	–

(1) Adjusted for gains or losses mainly attributable to third parties using the Innocap platform
(2) See "Financial Reporting Method" on page 3.

FINANCIAL CONDITION AND OPERATING RESULTS

February 25, 2009 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of 2009. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at **www.sedar.com** and the Bank's website at **www.nbc.ca.**

Analysis of Results

CONSOLIDATED RESULTS

National Bank reported net income of $69 million for the first quarter of fiscal 2009, compared to net income of $255 million in the first quarter of 2008. Diluted earnings per share stood at $0.36, as against diluted earnings per share of $1.58 for the corresponding quarter of 2008. The results for the quarter included charges attributable to the impact of asset-backed commercial paper (ABCP). These charges comprise the after-tax cost of holding ABCP of $98 million, which consisted of a net loss on available for sale securities related to ABCP of $129 million, financing costs, professional fees and the cost of economic hedge transactions totalling $10 million and interest income on ABCP further to the restructuring of $41 million. In addition, an after-tax loss related to commitments to extend credit to clients holding ABCP of $86 million was recorded in the first quarter of 2009. In the first quarter of 2008, the Bank had recorded after-tax charges related to holding ABCP of $14 million, as well as a gain of $32 million on the sale of its subsidiary in Nassau. Excluding specified items, net income for the first quarter was $253 million, up 7% from $237 million in the first quarter of 2008, while diluted earnings per share were $1.51, up 3% from the $1.46 in the corresponding quarter of 2008.

Return on common shareholders' equity was 4.6% in the first quarter of 2009, compared to 22.9% for the same period of 2008. Excluding specified items, return on common shareholders' equity was 19.3% for the first quarter of 2009, compared to 21.3% for the corresponding quarter of 2008.

Total revenues

The Bank's total revenues were $876 million in the first quarter of 2009, compared to $929 million in the first quarter of 2008. Taking into account non-controlling interest, total revenues for the first quarter were $886 million, compared to $991 million for the year-earlier period. The decline was primarily attributable to the adjustment in the value of ABCP recorded in the first quarter of 2009, as well as the gain on the sale of the Bank's subsidiary in Nassau, recorded in the first quarter of 2008.

Net interest income for the quarter totalled $491 million, versus $428 million for the first quarter of 2008. Net interest income at Personal and Commercial advanced $14 million to $358 million for the quarter. The growth stemmed from the solid increase in loan volumes, especially consumer loans and business loans in Quebec. This increase was tempered by the narrower net interest margin, which was 2.59% in the first quarter of 2009, compared to 2.69% in the same quarter of 2008. Net interest income at Wealth Management rose $13 million owing to the volume and net interest margin for the CashPerformer account. Trading revenues recorded in net interest income fell $46 million from the first quarter of 2008 to reach $188 million. The increase in net interest income in the *Other* heading was mainly attributable to arrears of interest received and receivable on ABCP further to the implementation of the restructuring plan.

Other income for the first quarter totalled $385 million, as against $501 million for the same period of 2008. Trading revenues were $16 million in the first quarter of 2009, compared to losses of $68 million in the first quarter of 2008. Net losses on available for sale securities reached $177 million, as against net gains of $31 million for the year-earlier period. This change largely resulted from the charge attributable to the adjustment in the value of ABCP recorded during the first quarter of 2009.

Underwriting and advisory fees totalled $82 million for the quarter, down from $95 million for the same period in 2008, while securities brokerage commissions declined $6 million to $53 million. These decreases were the result of market conditions which continued to be affected by the financial crisis. Securitization revenues totalled $98 million, versus $46 million for the first quarter of 2008, owing to the higher volume of new securitizations. Trust service and mutual fund fees were down $4 million to $75 million, due to the decrease in value of assets under management and administration. Lastly, other income declined $20 million to $65 million. This decrease was mainly attributable to the gain on the sale of a subsidiary in Nassau in the first quarter of 2008.

Operating expenses

In the first quarter of 2009, operating expenses increased $13 million or 2% from the year-earlier period to $645 million. This increase was mainly attributable to salaries, including variable compensation, occupancy costs and the capital tax.

Provision for credit losses

In the first quarter of 2009, the Bank recorded provisions for credit losses of $164 million, including an allowance for credit facilities related to clients holding ABCP of $126 million. Excluding this specified item, the provision for credit losses rose $6 million to $38 million in the first quarter of 2009. This increase was largely attributable to the $6 million rise in credit losses for credit card receivables at Personal and Commercial, tempered by lower losses on credit granted to businesses. A $4 million credit loss was recorded by Corporate Banking for fiscal 2009, whereas no loss had been recorded for fiscal 2008.

As at January 31, 2009, gross impaired loans amounted to $322 million, an increase of $15 million from October 31, 2008, mainly due to loans at Corporate Banking. As at January 31, 2009, allowances for credit losses exceeded gross impaired loans by $153 million, versus $162 million as at October 31, 2008.

Income taxes
The income tax recovery for the first quarter of 2009 was $7 million, as against an income tax expense of $67 million in the year-earlier period. Excluding specified items, the effective tax rate for the first quarter of 2009 was 22%, compared to 23% in 2008.

Results by Segment

Personal and Commercial
Personal and Commercial contributed $250 million in the first quarter of 2009, an increase of 4% compared to the corresponding quarter of 2008. Net income for the quarter grew 5% to $140 million. The segment's total revenues advanced $16 million, or 3%, to $571 million. Loan volumes at Personal and Commercial increased 8% from the first quarter of 2008 to the first quarter of 2009. This growth was tempered by the narrowing of the net interest margin, which was mainly due to the decrease in the spread on deposits.

Total revenues at Personal Banking rose $5 million to $382 million. Loan and deposit volumes posted strong growth owing to the $2.7 billion increase in average assets stemming from the rise in consumer loans. The narrower net interest margin on deposits was partially offset by the wider net interest margin on credit products, especially credit cards. At Commercial Banking, total revenues rose by $11 million, as growth in business loan and deposit volumes was partially offset by the narrower net interest margin. The increase in foreign exchange revenues also contributed to the increase in total revenues.

Operating expenses for Personal and Commercial were $321 million in the first quarter of 2009, up $7 million from the corresponding quarter of 2008. This slight increase, combined with growth in total revenues, translated into an improved efficiency ratio of 56% for the quarter, versus 57% for the year-earlier period. The segment's provision for credit losses was up $1 million to $45 million, due mainly to higher credit losses for credit card receivables, tempered by lower losses on credit granted to businesses.

Wealth Management
Net income for Wealth Management totalled $32 million in the first quarter of 2009, compared to $39 million for the corresponding quarter of 2008, a decrease of $7 million. The segment's total revenues were $195 million, as against $214 million in the year-earlier period. The decrease was primarily attributable to unrelenting poor financial market conditions, which resulted in a slowdown in brokerage activities and a decline in value of assets under management and administration. Operating expenses were down $7 million to $146 million in the first quarter of 2009, primarily owing to a decrease in variable compensation. The efficiency ratio was 75% in the first quarter of 2009, versus 71% in the first quarter of 2008.

Financial Markets
Financial Markets posted net income of $73 million in the first quarter of 2009, up $1 million from the corresponding quarter of 2008. Total revenues for the segment were $259 million, as against $216 million in the first quarter of 2008. Taking into account non-controlling interest, revenues for the quarter were $269 million, compared to $278 million for the same quarter of 2008. Trading revenues reached $134 million in the first quarter of 2009, an increase of $10 million from the first quarter of 2008, primarily due to the increase in revenues from equity securities, partly offset by the decrease in revenues from fixed-income securities and commodity and foreign exchange transactions. Financial market fees and gains on available for sale securities were down $31 million from the first quarter of 2008. These declines were attributable to a slowdown in activities due to more difficult market conditions. Operating expenses for the quarter were $167 million, down $2 million from the year-earlier period, due to a decrease in technology expenses. A $4 million credit loss was recorded in the first quarter of 2009 at Corporate Banking.

Financial Market Revenues
(taxable equivalent basis[1])
(millions of dollars)

	Q1 2009	Q1 2008
Trading activity revenues		
Equity	**44**	(13)
Fixed income	**58**	95
Commodity and foreign exchange	**32**	42
	134	124
Financial market fees	**55**	72
Gains on available for sale securities, net	**9**	23
Banking services	**54**	49
Other	**17**	10
Total[2]	**269**	278

(1) See "Financial Reporting Method" on page 3.
(2) Excluding non-controlling interest

Other

The *Other* heading of segment results posted a net loss of $176 million in the first quarter of 2009, compared to net income of $11 million in the corresponding quarter of 2008. The results for the quarter take into account charges related to the impact of ABCP. These charges comprised the after-tax cost of holding ABCP of $98 million, which consisted of a net loss on available for sale securities related to ABCP of $129 million, financing costs, professional fees and the cost of economic hedge transactions totalling $10 million and interest income on ABCP further to the restructuring of $41 million. In addition, an after-tax loss related to commitments to extend credit to clients holding ABCP of $86 million was recorded in the first quarter of 2009. In the first quarter of 2008, the Bank had recorded a $32 million gain on the sale of its subsidiary in Nassau, Bahamas. In addition, the Bank had recorded a $14 million after-tax charge related to the cost of financing ABCP held. Excluding specified items, total revenues for the *Other* heading of segment results for the first quarter of 2009 increased $63 million compared to the first quarter of 2008. This increase was mainly attributable to securitization revenues of $98 million for the quarter ended January 31, 2009, compared to $46 million for the corresponding quarter of 2008.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movement, which can have an impact on several assets and liabilities, such as held for trading securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2009, cash and cash equivalents were down $2.1 billion, compared to an increase of $1.2 billion in the first quarter of 2008. As at January 31, 2009, cash and cash equivalents totalled $1.4 billion, versus $4.2 billion one year earlier.

Operating activities required $1.8 billion in cash flows, owing chiefly to the $2.7 billion increase in held for trading securities, offset by the increase in amounts due to clients, dealers and brokers of $0.5 billion. For the first quarter of 2008, operating activities required cash flows of $4.6 billion, due mainly to the $5.6 billion increase in held for trading securities.

Financing activities generated cash flows of $6.2 billion as a result of the $3.6 billion increase in deposits and the $2.5 billion increase in securities sold under repurchase agreements. For the first quarter of 2008, financing activities generated cash flows of $6.3 billion, mainly as a result of the $2.3 billion increase in deposits, the $2.1 billion increase in obligations related to securities sold short and the $1.1 billion increase in securities sold under repurchase agreements.

Lastly, investing activities required cash flows of $6.4 billion in the first quarter of 2009, owing to the $5.0 billion increase in available for sale securities and the $0.9 billion increase in securities purchased under reverse repurchase agreements. For the corresponding period of 2008, investing activities required cash flows of $0.5 billion, mainly due to the $2.9 billion increase in securities purchased under reverse repurchase agreements, offset by the $1.9 billion decrease in available for sale securities.

Balance Sheet

As at January 31, 2009, the Bank had total assets of $137.0 billion, compared to $129.3 billion as at October 31, 2008. Loans and acceptances were up $0.2 billion despite the increase in securitized loans. In addition, securities were up $7.5 billion owing to the increase of securities issued by the Government of Canada. The table below presents the main portfolios:

Average Monthly Volumes
(millions of dollars)

	January 2009	October 2008	January 2008
Loans and acceptances(1)			
Residential mortgages	**23,198**	23,124	22,978
Consumer loans	**13,822**	13,189	11,314
Credit card receivables	**1,856**	1,846	1,835
SME loans	**15,485**	15,267	14,194
Corporate loans	**7,782**	7,098	6,285
	62,143	60,524	56,606
Deposits			
Personal (balance)	**34,676**	33,098	31,522
Off-balance sheet personal savings (balance)	**63,562**	62,795	66,931
Business	**15,015**	13,472	12,176

(1) Including securitized assets

Loans and acceptances were up $1.6 billion, or 3%, from October 31, 2008, for total volumes of $62.1 billion as at January 31, 2009. This increase was mainly attributable to the increase in consumer loans, which rose 5% from October 31, 2008 to $13.8 billion due to higher volumes of secured home equity lines of credit. Corporate loans continued to grow, reaching $7.8 billion as at January 31, 2009, an increase of 10% from October 31, 2008. Compared to one year earlier, residential mortgage loan volumes increased 1% to $23.2 billion as at January 31, 2009. Consumer loan volumes grew 22% from January 31, 2008, and SME loan volumes increased $1.3 billion or 9% year over year to $15.5 billion as at January 31, 2009. Corporate loans were up 24% from the corresponding period last year.

Personal deposits amounted to $34.7 billion as at January 31, 2009, up $1.6 billion, or 5%, from October 31, 2008. Off-balance sheet personal savings administered by the Bank totalled $63.6 billion as at the end of the first quarter of 2009, for an increase of $0.8 billion from October 31, 2008. Business deposits also grew, reaching $15.0 billion as at January 31, 2009, up 11%. Year over year, personal deposits increased $3.2 billion, or 10%, while off-balance sheet personal savings administered by the Bank were down $3.4 billion. The decrease was mainly attributable to the decline in the fair value of assets under management and administration and the transfer of assets to traditional banking products. Moreover, business deposits advanced 23% year over year.

As at January 31, 2009, the Bank's shareholders' equity was $6.0 billion, compared to $5.5 billion as at October 31, 2008. This increase was explained by the issuance of First Preferred Shares Series 24 and 26 for an amount of $315 million. Moreover, accumulated other comprehensive income amounted to $97 million as at January 31, 2009, as against a loss of $62 million as at October 31, 2008. This change was attributable to gains on derivative financial instruments designated as cash flow hedges.

Shares and stock options as at January 31, 2009

	Number of shares	$
First Preferred Shares		
Series 15	**8,000,000**	**200**
Series 16	**8,000,000**	**200**
Series 20	**6,900,000**	**173**
Series 21	**8,050,000**	**201**
Series 24	**6,800,000**	**170**
Series 26	**5,800,000**	**145**
	43,550,000	**1,089**
Common shares	**159,678,951** (1)	**1,662**
Stock options	**8,792,946** (1)	

(1) As at February 20, 2009, 159,916,751 common shares and 8,792,946 stock options were outstanding.

ASSET-BACKED COMMERCIAL PAPER

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, regarding the restructuring of $32 billion of third-party ABCP. The restructuring plan (the "Plan") was implemented on January 21, 2009.

Restructuring plan

In accordance with the Plan, the affected ABCP has been replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets. The Plan also provides, in certain circumstances, for the pooling of certain assets as well as the establishment of new margin funding facilities to support any collateral calls that may occur in the future.

The series of affected ABCP supported in whole or in part by synthetic assets have been pooled into the Master Asset Vehicles (1 and 2) as follows:

- Master Asset Vehicle 1 (MAV1) is a newly formed vehicle for investors who have elected to commit their pro rata share of a margin funding facility associated with their underlying assets;
- Master Asset Vehicle 2 (MAV2) is a newly formed vehicle for investors who have elected to commit less than, or none of their pro rata share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV1 and MAV2 are provided by third party lenders, including Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they would be the last in and the first out. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities.

The key parties to the restructuring have also agreed to enhance the transaction by including a moratorium which prevents collateral calls for a period of 18 months.

In connection with the contribution to MAV1 or MAV2 of assets supported by the margin funding facility, investors have received a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in December 2016. Class A-1 and Class A-2 notes have received a final rating of "A". Ineligible assets in MAV1 and MAV2 have been segregated, and noteholders holding series of ABCP secured in part by ineligible assets have received IA tracking notes that will track the performance of the underlying individual asset.

A newly formed vehicle, which silos each series secured exclusively by traditional assets or by 100% ineligible assets, has been created under a third Master Asset Vehicle 3 (MAV3). Two main types of notes are created in MAV3: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.

As at January 31, 2009, the face value of the ABCP held by the Bank was $2,163 million of which $1,765 million was designated as *Held for trading securities* under the fair value option and $398 million was classified in *Available for sale securities*. The underlying assets as part of the Plan were as follows:

Type of underlying assets	Face value of ABCP
Synthetic assets or hybrid assets	
Class A-1	726
Class A-2	649
Class B	111
Class C	46
Total synthetic assets or hybrid assets	**1,532**
Traditional assets(1)	182
Ineligible assets	296
ABCP not included in the Pan-Canadian restructuring plan	153
Total underlying assets(2)	**2,163**

(1) Includes series secured exclusively by traditional assets
(2) The underlying assets of third-party ABCP held by the Bank are comprised of 54% leveraged super senior exposures, 21% fully funded collateralized debt obligations, 16% traditional assets and 9% cash.

Establishing fair value

On January 21, 2009, the Bank assessed the fair value of the ABCP included in the Plan to determine the carrying value of the new notes. On that date, the carrying value of the previous notes was removed from the balance sheet and replaced with the new notes at fair value. The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held for trading securities* under the fair value option and the others were classified in *Available for sale securities*. On January 31, 2009, the Bank also established the fair value of the ABCP that it held.

To determine the value of the ABCP it held on both dates, the Bank established ranges of estimated fair value. The carrying value of the ABCP held in an investment portfolio as at January 31, 2009, designated as *Held for trading securities*, was $1,140 million, and $233 million was classified in *Available for sale securities*. A loss of $190 million was recorded in the first quarter of 2009 in *Gains (losses) on available for sale securities* in the Consolidated Statement of Income. This loss was due to the wider credit spreads as at January 21, 2009 compared to October 31, 2008 and the downgrade from the provisional rating of "AA" to the final rating of "A".

In establishing the fair value of the ABCP included in the Plan and excluding ineligible assets, the Bank considered the quality of the underlying assets. As the Plan has been completed, the Bank determined the fair value solely using a discounted cash flow analysis. As at October 31, 2008, a proportion of the value was based on the probability assigned to an unsuccessful restructuring.

The discount rate was based 80% on the CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. Credit ratings, coupons and maturities were based on the terms provided for in the Plan. The value of the margin funding facility was determined in reference to other comparable financial instruments.

For ineligible assets, the fair value of the tracking notes was based on an analysis of the underlying assets and the market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices, correlation and interest rates.

The Bank's valuation was based on its assessment of the conditions prevailing as at January 21 and 31, 2009, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are the observable discount rates and the credit ratings of the notes. Fair value sensitivities to these assumptions as at January 31, 2009 were as follows:

- A change of 10 basis points in the discount rate would result in a $10 million decrease or increase in the fair value;
- A decrease in the credit rating of one letter grade would result in a decrease in the fair value between a range of $70 million and $90 million; and
- An increase in the credit rating of one letter grade would result in an increase in the fair value between a range of $60 million and $80 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, and (3) the impacts of a severe and prolonged economic slowdown in North America.

Interest arrears

Between August 20, 2007 and October 31, 2008, the Bank recorded no interest income related to the notes that are part of the Plan. Further to the Plan's implementation, the Bank recorded $59 million for the first quarter of 2009 as *Interest income* in the Consolidated Statement of Income.

Credit facilities to clients holding ABCP
As the Plan has been implemented, the Bank offer commercial and corporate clients of the Bank holding third-party ABCP improved credit facilities for their liquidity needs. These credit facilities will cover up to 75% of the value of the notes. The credit agreements will also provide for an option in favour of the borrower allowing the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities will be made available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility.

During the first quarter of 2009, the Bank recorded a provision for credit losses of $126 million related to these new credit facilities. This amount was recorded in *Other Liabilities* in the Consolidated Balance Sheet. A general allowance for credit risk for ABCP-secured loans of $23 million was recorded during fiscal 2008. These provisions are based on the Bank's assessment of the value of the collateral at the maturity date of the loans and are mainly due to the credit facilities related to notes backed by ineligible assets.

As at January 31, 2009, the outstanding new credit facilities were $105 million. In total, the collateral related to the credit facilities offered to clients was estimated as follows:

Collateral	Face value of the notes	Credit facilities related to notes backed by ineligible assets(1)	Credit facilities related to other notes included in the restructuring plan(2)
Synthetic assets or hybrid assets			
Class A-1	423	–	339
Class A-2	405	–	322
Class B	74	–	59
Class C	28	–	22
Total synthetic assets or hybrid assets	930	–	742
Traditional assets	127	–	92
Ineligible assets	324	247	–
Total	1,381	247	834

(1) These credit facilities represent 75% of the nominal value of the notes and are guaranteed by the notes.
(2) These credit facilities represent 75% of the nominal value of the notes of which 30% are full recourse to the borrower and 45% guaranteed by the notes.

The Bank has also provided credit facilities to borrowers for their liquidity needs until the new credit facilities are made available. As at January 31, 2009, the outstanding credit facilities represented $292 million with recourse to the borrowers.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that, under Canadian generally accepted accounting principles (GAAP), are not required to be recorded on the Consolidated Balance Sheet or are recorded under amounts other than their notional or contractual values. These arrangements include, among others, assets under administration and assets under management, variable interest entities (VIEs), derivative financial instruments, letters of guarantee and credit agreements. For a complete analysis of these types of arrangements, including their nature, business purpose and importance, see pages 46 to 49 of the 2008 Annual Report. For further information on the VIEs in which the Bank holds a significant variable interest but is not the primary beneficiary as defined in Accounting Guideline No. 15 *Consolidation of Variable Interest Entities* (AcG-15), see Note 13 to the 2008 audited consolidated financial statements. For more information on the guarantees and a description of obligations under certain indemnification agreements, refer to Note 28 to the 2008 audited consolidated financial instruments and to Note 11 for securitization activities.

During the first quarter ended January 31, 2009, aside from new securitization activities described in Note 8 to the unaudited interim consolidated financial statements and the $911 million margin funding facility that the Bank has committed to contribute as part of the ABCP restructuring plan completed on January 21, 2009, the Bank did not enter into any significant arrangements with VIEs that are not consolidated by the Bank. The ABCP restructuring plan provides for a moratorium on margin calls for a period of 18 months.

Additional Disclosure – Financial Stability Forum

The Superintendent of Financial Institutions has asked Canadian banks to apply certain Financial Stability Forum recommendations published in April 2008. The recommendations were issued to enhance transparency and valuation with respect to certain exposures, in particular special purpose entities, subprime and Alt-A exposures, synthetic collateralized debt obligations, residential and commercial mortgage-backed securities, and leveraged financing structures.

The Bank does not market any specific mortgage financing program to subprime or Alt-A clients. Subprime loans are generally defined as loans granted to borrowers with a higher credit risk profile than prime borrowers, and the Bank does not grant this type of loan. Alt-A loans are granted to borrowers who cannot provide standard proof of income. The Bank's Alt-A loan volume was $111 million as at January 31, 2009.

Credit derivative positions in collateralized debt obligations are provided in Table 5 in the Additional Financial Information section, at the end of Management's Discussion and Analysis. The Bank does not have any significant direct position in residential and commercial mortgage-backed securities.

Leveraged finance loans are defined by the Bank as loans to large corporate and financial sponsor-backed companies that are typically non-investment grade with much higher levels of debt relative to the industry in which they operate. Leveraged finance is commonly employed to achieve a specific objective, for example to make an acquisition, to complete a buy-out or to repurchase shares. Leveraged finance risk exposure takes the form of both funded and unfunded commitments. As at January 31, 2009, total commitments for this type of loan stood at $206 million.

Details concerning other exposures are provided in Table 9 in the Additional Financial Information section at the end of Management's Discussion and Analysis.

Risk Management

Over the last few months of 2008, the economic slowdown initially feared for the United States spread around the world. Canada cannot remain completely immune to the major successive shocks that have hit the global economy. At this start of fiscal 2009, the next quarters will be more difficult. The Bank's objective is to maintain its financial performance by staying the course with prudent management and a sound balance between return and the risks assumed. The Bank views risk as an integral part of its development and the diversification of its activities.

In order to manage the current financial and credit crisis, the Bank is taking additional steps to more closely monitor its liquidities and funding. In October 2008, the Bank of Canada announced that it was temporarily allowing participants in the Large Value Transfer System (LVTS) to substitute their non-mortgage loan portfolios (in Canadian dollars) for current LVTS collateral, which is composed of marketable securities that may be used as collateral for other purposes. In order to benefit from this initiative, the Bank, as a participant in the LVTS, has granted the Bank of Canada a movable hypothec on the portfolio of non-mortgage loans to Canadian residents denominated in Canadian dollars. Since the beginning of fiscal 2009, the Bank has substituted this portfolio for LVTS collateral.

The Bank has enhanced control of its exposure to counterparty risk with certain U.S. and international entities most affected by the crisis by taking an overall prudent approach when extending credit facilities. Management of the credit portfolio also involves more frequent monitoring and updates. For more details, please refer to the Risk Management section of the 2008 Annual Report on pages 57 to 65, as well as to Note 5 to the consolidated financial statements concerning the management of risks associated with the financial instruments presented on pages 106 to 115 of the 2008 Annual Report.

Information about risk management is presented in Tables 1 to 8 of the Additional Financial Information section at the end of this Management's Discussion and Analysis and Note 7 to the unaudited interim consolidated financial statements concerning the management of risks associated with loans.

The first table below illustrates the VaR distribution of trading portfolios by risk category, as well as the diversification effect. The second table presents the potential before-tax impact of an immediate and sustained 100-basis-point and 200-basis-point increase or decrease in interest rates on net interest income and on the economic value of shareholders' equity of non-trading portfolios, assuming no further hedging is undertaken.

Global VaR by Risk Category(1)

Quarter ended				**January 31, 2009**	October 31, 2008
	Low	**High**	**Average**	**Period end**	Period end
Interest rate	**(8.8)**	**(14.7)**	**(12.3)**	**(12.2)**	(9.8)
Foreign exchange	**(1.0)**	**(5.0)**	**(2.5)**	**(3.1)**	(1.3)
Equity	**(3.2)**	**(5.5)**	**(4.0)**	**(3.7)**	(3.8)
Commodity	**(0.7)**	**(3.5)**	**(1.3)**	**(1.6)**	(1.1)
Correlation effect(2)	**n.s.**	**n.s.**	**8.0**	**9.1**	5.7
Global VaR	**(9.7)**	**(13.8)**	**(12.1)**	**(11.5)**	(10.3)

n.s. – Computation of a correlation effect for the high and low is not significant as highs and lows may occur on different days and be attributable to different types of risk.

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risks.

Interest rate sensitivity – non-trading (before tax)

As at January 31	**2009**	2008
100-basis-point increase in the interest rate		
Impact on net interest income		
(for the next 12 months)	**(9)**	(5)
Impact on shareholders' equity	**(81)**	(76)
200-basis-point increase in the interest rate		
Impact on net interest income		
(for the next 12 months)	**(24)**	(14)
Impact on shareholders' equity	**(168)**	(153)
100-basis-point decrease in the interest rate		
Impact on net interest income		
(for the next 12 months)	**(5)**	(5)
Impact on shareholders' equity	**35**	49
200-basis-point decrease in the interest rate		
Impact on net interest income		
(for the next 12 months)	**(37)**	(30)
Impact on shareholders' equity	**(117)**	(1)

Daily Trading Revenues[1]

Daily trading revenues were positive more than 82% of the days in the quarter ended January 31, 2009. Net daily trading losses in excess of $1 million were recorded on only 7 days, despite the volatility of markets during the quarter. None of these losses exceeded the VaR limit.

Quarter ended January 31, 2009
(unaudited) (millions of dollars)
Trading Revenues — VaR


15
10
5
0
(5)
(10)
(15)
Nov 1, 08
Nov 30, 08
Dec 31, 08
Jan 31, 09

(1) Excluding the impact of economic hedge transactions undertaken to protect the ABCP portfolio

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. The reader is referred to Note 1 to the 2008 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the consolidated financial statements. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial position and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. The key assumptions and bases for estimates made by Management in accordance with GAAP are described in the 2008 Annual Report.

There have not been any changes to the Bank's significant accounting policies affecting fiscal 2009, other than those described in Note 2A to the unaudited interim consolidated financial statements.

Details of significant future changes in accounting standards are presented in Note 2B to the unaudited interim consolidated financial statements.

Disclosure on Internal Controls over Financial Reporting

During the first quarter of 2009, no changes were made to the Bank's internal control over financial reporting policies, procedures and other processes that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements (BIS) – Basel II, stood at 10.0% and 14.0%, respectively, as at January 31, 2009, compared to 9.4% and 13.2% as at October 31, 2008. The increase in Tier 1 and total capital ratios is attributable to the issuance of two series of First Preferred Shares during the quarter for total proceeds of $315 million. If these ratios had been calculated using the old BIS rules – Basel I, they would have been 10.8% and 14.8%, respectively, as at January 31, 2009.

As at January 31, 2009, risk-weighted assets calculated under the rules of Basel II were $57.3 billion, compared to $58.1 billion as at October 31, 2008, down slightly by 1%. Risk-weighted assets calculated under Basel I would have been $54.4 billion as at January 31, 2009.

Other information on capital is provided in the following tables.

Capital Adequacy under Basel II
(unaudited) (millions of dollars)

	Risk-weighted assets	
	As at January 31, 2009	As at October 31, 2008
Approaches for credit risk		
Retail residential mortgages	**3,791**	3,997
Other retail	**7,168**	6,915
Corporate	**26,581**	27,065
Bank	**1,564**	1,582
Trading book	**3,133**	2,826
Securitization	**509**	115
	42,746	42,500
Equity securities	**1,019**	975
Other assets	**2,128**	2,034
Total – Credit risk	**45,893**	45,509
Approaches for market risk		
Standardized approach	**4,070**	5,084
Advanced measurement approach	**1,549**	1,539
Total – Market risk	**5,619**	6,623
Approaches for operational risk	**5,800**	5,937
Total capital requirements for risk	**57,312**	58,069
Tier 1 capital ratio	**10.0%**	9.4%
Total capital ratio	**14.0%**	13.2%

Regulatory Capital under Basel II
(unaudited) (millions of dollars)

	As at January 31, 2009	As at October 31, 2008
Tier 1 Capital		
Common shares	1,662	1,656
Contributed surplus	37	31
Retained earnings	3,080	3,110
Unrealized foreign exchange gains and losses, net of hedging activities and after tax, included in *Accumulated other comprehensive income*	(62)	(71)
Accumulated net after-tax unrealized losses on available for sale equity securities included in *Accumulated other comprehensive income*	(97)	(88)
Non-cumulative permanent preferred shares	1,089	774
Innovative instruments(1)	880	828
Non-controlling interest(2)	19	18
Gross Tier 1 Capital	6,608	6,258
Goodwill	(741)	(740)
Net Tier 1 Capital	5,867	5,518
Gains on sales recorded upon securitization	(37)	(38)
Investments in companies subject to significant influence	(121)	–
Adjusted Net Tier 1 Capital	5,709	5,480
Tier 2 Capital		
Subordinated debentures	2,153	2,153
Eligible general allowance for credit risk	331	331
Accumulated net after-tax unrealized gains on available for sale equity securities included in *Accumulated other comprehensive income*	–	–
Excess Tier 1 qualifying innovative instruments(1)	95	147
Other deductions	(254)	(432)
Adjusted Tier 2 Capital	2,325	2,199
Total Capital	8,034	7,679

(1) 400,000 NBC CapS II - Series 1 and 350,000 NBC CapS II - Series 2 issued by NBC Asset Trust presented in *Non-controlling interest* and the $225 million deposit from NBC Capital Trust.
(2) Excluding 400,000 NBC CapS II - Series 1 and 350,000 NBC CapS II - Series 2 issued by NBC Asset Trust, mutual funds and other entities consolidated pursuant to the application of AcG-15.

Subsequent Event

On February 16, 2009, the Bank announced its intention to redeem for cancellation on April 16, 2009 subordinated debentures with a total value of $250 million maturing on April 16, 2014.

Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and a dividend of $0.62 per common share, payable on May 1, 2009 to shareholders of record on March 26, 2009.

ADDITIONAL FINANCIAL INFORMATION

QUARTERLY INFORMATION

(unaudited) (millions of dollars except per share amounts)

	2009				2008			2007	2008	2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	$ 876	$ 765	$ 1,056	$ 887	$ 929	$ 399	$ 1,008	$ 1,021	$ 3,637	$ 3,417
Net income (loss)	69	70	286	165	255	(175)	243	233	776	541
Earnings (loss) per common share										
Basic	0.36	0.37	1.73	1.01	1.58	(1.14)	1.49	1.42	4.69	3.25
Diluted	0.36	0.37	1.73	1.00	1.58	(1.14)	1.48	1.40	4.67	3.22
Dividends per common share	0.62	0.62	0.62	0.62	0.62	0.60	0.60	0.54	2.48	2.28
Return on common shareholders' equity	4.6%	5.0%	23.7%	14.3%	22.9%	(16.0)%	20.6%	20.3%	16.4%	11.5%
Total assets	$136,989	$129,332	$121,931	$123,608	$120,124	$113,085	$123,353	$135,172		
Impaired loans, net	178	169	142	134	140	129	110	110		
Per common share										
Book value	30.52	29.70	29.44	28.76	28.13	26.85	28.70	28.92		
Stock trading range										
High	45.95	53.66	54.63	53.73	54.25	60.28	66.14	65.87		
Low	25.62	42.25	45.75	44.39	45.15	50.50	60.61	61.96		

TABLE 1 – DISTRIBUTION OF GROSS LOANS AND IMPAIRED LOANS BY BORROWER CATEGORY

(unaudited) (millions of dollars)

	As at January 31, 2009			Quarter ended January 31, 2009	
	Gross loans	Impaired loans	Specific allowances	Specific provision for credit losses	Write-offs
Personal[(1)]	16,361	43	18	22	33
Residential mortgage	14,704	30	3	–	1
Non-residential mortgage	1,330	16	5	–	2
Agricultural, fishing and trapping	1,895	43	18	–	2
Financial institutions	3,095	2	–	–	–
Manufacturing	2,215	44	19	7	1
Construction and real estate	1,540	14	9	1	2
Transportation and communications	782	3	1	–	–
Mines, quarries and energy	1,381	1	1	–	4
Forestry	122	4	3	–	–
Government	1,506	–	–	–	–
Wholesale	515	7	4	2	1
Retail	1,425	40	27	5	–
Services	2,986	54	15	1	–
Other	2,397	21	21	–	2
Total – Business and government	21,189	249	123	16	14
Total	**52,254**	**322**	**144**	**38**	**48**

(1) Including consumer loans, credit card receivables and other personal loans

TABLE 2 – GEOGRAPHIC DISTRIBUTION OF LOANS

As at January 31, 2009
(unaudited) (millions of dollars)

	Gross loans	Impaired loans	Specific allowances
Canada			
Residential mortgage	14,632	30	3
Personal and credit card	16,162	43	18
Business and government	19,937	249	123
	50,731	322	144
United States			
Residential mortgage	72	–	–
Personal and credit card	3	–	–
Business and government	1,250 (1)	–	–
	1,325	–	–
Other			
Residential mortgage	–	–	–
Personal and credit card	196	–	–
Business and government	2	–	–
	198	–	–
	52,254	322	144

(1) Includes $677 million of guaranteed loans to financial institutions

TABLE 3 – CREDIT RISK MITIGATION

As at January 31, 2009
(unaudited) (millions of dollars)

		Total exposure covered by	
	Eligible financial collateral	Guarantees	Credit derivatives
Balance sheet exposures			
Securities purchased under reverse repurchase agreements and securities sold under repurchase agreements	9,961	–	–
Loans			
Residential mortgage	–	8,766	–
Personal and credit card	328	753	–
Business and government	116	1,282	47
Derivative financial instruments – OTC	780	–	–

TABLE 4 – BREAKDOWN OF CREDIT RISK BY DERIVATIVE FINANCIAL INSTRUMENT PORTFOLIO – OTC

As at January 31, 2009
(unaudited) (millions of dollars)

	Replacement cost	Credit equivalent	Risk-weighted amount
Interest rate contracts	4,718	5,523	1,289
Foreign exchange contracts	1,332	2,426	880
Equity contracts	1,472	2,975	1,697
Commodity contracts	959	969	821
Credit derivative contracts	1,410	3,688	717
	9,891	15,581	5,404
Impact of master netting agreements	(6,341)	(8,089)	(1,946)
	3,550	7,492	3,458
Impact of collateral held	–	(780)	(186)
	3,550	6,712	3,272

TABLE 5 – CREDIT DERIVATIVE POSITIONS (NOTIONAL AMOUNTS)

As at January 31, 2009
(unaudited) (millions of dollars)

	Credit portfolio[1]		Trading	
	Protection purchased	Protection sold	Protection purchased	Protection sold
Credit default swaps				
Indices and single names	119	72	11,751	11,363
Tranches on indices	–	–	2,172	2,054
Collateralized debt obligations	–	–	37	37
Total return swap	–	–	–	13

(1) Protection sold is solely for the purpose of reducing protection purchased

TABLE 6 – RESIDUAL CONTRACTUAL MATURITY BREAKDOWN OF THE CREDIT PORTFOLIO

As at January 31, 2009
(unaudited) (millions of dollars)

	Within 1 year	1 to 5 years	Over 5 years	Total
Deposits with financial institutions	1,610	–	–	1,610
Available for sale securities				
Securities issued and guaranteed by				
Canada	10,546	1,375	1,375	13,296
Provinces	190	883	787	1,860
Municipalities and school boards	–	31	1	32
U.S. Treasury and other U.S. agencies	10	50	–	60
Other debt securities	358	286	362	1,006
Total available for sale securities[1]	11,104	2,625	2,525	16,254
Securities purchased under reverse repurchase agreements	8,774	–	–	8,774
Loans				
Residential mortgage	7,061	7,087	553	14,701
Personal and credit card	15,350	870	123	16,343
Business and government	18,270	2,329	136	20,735
Total loans	40,681	10,286	812	51,779
Derivative financial instruments – OTC	2,190	5,167	2,534	9,891

(1) Available for sale securities except equities

TABLE 7 – CREDIT RISK EXPOSURE(1) UNDER BASEL ASSET CATEGORIES AND BY RISK WEIGHT(2)

As at January 31, 2009
(unaudited) (millions of dollars)

	Risk Weights							
	0%	20%	35%	50%	75%	100%	150%	Total
Retail residential mortgages	8,768	–	10,832	–	–	–	–	19,600
Other retail	1,081	–	–	–	9,558	–	–	10,639
Corporate	2,729	109	–	–	–	26,559	–	29,397
Sovereign	25,088	–	–	–	–	–	–	25,088
Bank	8,731	7,820	–	–	–	–	–	16,551
Total	46,397	7,929	10,832	–	9,558	26,559	–	101,275

(1) Excluding the Trading book and Securitization
(2) Exposure amounts are net of all specific allowances for credit losses and reflect the risk weights of the guarantors, where applicable.

TABLE 8 – MAXIMUM CREDIT RISK EXPOSURE

The amounts shown in the table below represent the Bank's maximum exposure to credit risk as at the balance sheet date without taking into account any collateral held or any other credit enhancements.

As at January 31, 2009
(unaudited) (millions of dollars)

	Maximum exposure to credit risk under Basel asset categories					
	Drawn(1)	Undrawn commitments(2)	Repo-style transactions(3)	OTC derivatives	Other off-balance sheet items(4)	Total
Retail residential mortgages	19,600	5,414	–	–	–	25,014
Other retail	10,639	5,482	–	–	–	16,121
Corporate	22,519	13,234	1,452	80	1,602	38,887
Sovereign	16,073	1,557	8,335	42	117	26,124
Bank	6,378	1,542	8,637	401	808	17,766
Trading book	–	–	–	6,189	–	6,189
Securitization	23	–	–	–	30	53
Total – Credit risk	75,232	27,229	18,424	6,712	2,557	130,154

(1) The amounts drawn represent certain deposits with financial institutions, available for sale securities except equity securities, gross loans, customers' liability under acceptances and certain other assets.
(2) Undrawn commitments represent unused portions of authorized credit facilities in the form of loans, acceptances, letters of guarantee and documentary letters of credit.
(3) Represents securities purchased under reverse repurchase agreements and sold under repurchase agreements.
(4) Letters of guarantee and credit that represent the Bank's commitment to make payments in the event that a client cannot meet its financial obligations to third parties.

TABLE 9 – SPECIAL PURPOSE ENTITIES

Special purpose entities are not operating entities; they do not generally have any employees and they can include variable interest entities (VIEs) as defined in Accounting Guideline No.15 entitled *Consolidation of variable interest entities* (AcG-15). AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both. The Bank has concluded interest rate swaps with some entities.

As at January 31, 2009
(unaudited) (millions of dollars)

		Bank's exposure		
	Notes	Investments and other assets	Undrawn liquidity, margin funding facilities and others	Total special purpose entity assets
NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES				
VIEs in which the Bank has a significant variable interest				
Securitization entity for the Bank's credit card receivables (qualifying special purpose entity)	1	60	N/A	1,685
Multi-seller asset-backed commercial paper conduit administered by the Bank	2	410	88	641
Other asset-backed commercial paper conduits	3	1,373	941	–
NBC Capital Trust	4	2	N/A	170
Private capital funds and investments	5	145	N/A	2,202
		1,990		4,698
CONSOLIDATED SPECIAL PURPOSE ENTITIES	6			
VIEs				
National Bank hedge fund managed accounts (Innocap platform)	7	1,147	N/A	1,628
Mutual funds	8	207	N/A	273
Building	9	95	N/A	95
Private investments	10	14	N/A	31
Other				
NBC Asset Trust	11	263	N/A	1,017
		1,726		3,044
		3,716		7,742

N/A – Not applicable

(1) The Bank's exposure represents the retained interest in the future excess interest, as well as certain securities issued by the entity and acquired by the Bank.
(2) The main underlying assets are residential and commercial mortgages, leases, consumer loans and other receivables. The underlying assets are located in Canada. As at January 31, 2009, the amount of the global-style liquidity facility totalled $498 million, representing the total amount of commercial paper outstanding. As at January 31, 2009, the Bank held $410 million of the commercial paper and, consequently, the maximum potential amount of future payments as at January 31, 2009 was $88 million.
(3) Refer to the "Asset-backed commercial paper" section on pages 9 to 11 of Management's Discussion and Analysis. The total amount of commercial paper outstanding totalled $36 billion as at January 31, 2009.
(4) Refer to Note 17 to the 2008 audited consolidated financial statements.
(5) The underlying assets are private investments. The disclosed amount of total assets of the special purpose entities are those of the most recent available period.
(6) For the consolidated special purpose entities, the Bank's exposure is net of the non-controlling interest.
(7) The underlying assets are various financial instruments (trading portfolio). The total assets of the Innocap platform are presented on a net asset basis.
(8) The underlying assets are various financial instruments and are presented on a net asset basis. Certain mutual funds are in a trading portfolio.
(9) The underlying asset is a building located in Canada.
(10) The investments are presented on an equity basis.
(11) Refer to Note 21 to the 2008 audited consolidated financial statements. The average maturity of the underlying assets in 4 years.

CONSOLIDATED BALANCE SHEET

(unaudited) (millions of dollars)

	January 31, 2009	October 31, 2008	January 31, 2008
ASSETS			
Cash	**244**	254	262
Deposits with financial institutions	**1,610**	3,406	4,115
Securities (Notes 5 and 6)			
Available for sale	**17,161**	12,322	6,634
Held for trading	**36,529**	33,863	36,396
	53,690	46,185	43,030
Securities purchased under reverse repurchase agreements	**8,774**	7,868	8,855
Loans (Notes 7 and 8)			
Residential mortgage	**14,704**	15,366	15,044
Personal and credit card	**16,361**	15,695	13,784
Business and government	**21,189**	21,149	19,151
	52,254	52,210	47,979
Allowance for credit losses	**(475)**	(469)	(417)
	51,779	51,741	47,562
Other			
Customers' liability under acceptances	**4,444**	4,274	4,533
Fair value of derivative financial instruments	**10,899**	9,814	4,233
Premises and equipment	**457**	460	433
Goodwill	**741**	740	702
Intangible assets	**182**	183	168
Due from clients, dealers and brokers	**2,258**	2,273	4,650
Other assets	**1,911**	2,134	1,581
	20,892	19,878	16,300
	136,989	129,332	120,124
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**34,676**	33,098	31,522
Business and government	**35,389**	36,872	35,285
Deposit-taking institutions	**9,285**	5,827	6,090
Deposit from NBC Capital Trust	**225**	225	225
	79,575	76,022	73,122
Other			
Acceptances	**4,444**	4,274	4,533
Obligations related to securities sold short	**16,066**	15,829	18,355
Securities sold under repurchase agreements	**9,650**	7,151	3,193
Fair value of derivative financial instruments	**9,547**	8,588	3,307
Due to clients, dealers and brokers	**2,854**	2,389	4,404
Other liabilities	**5,226**	5,286	5,041
	47,787	43,517	38,833
Subordinated debentures	**2,348**	2,255	1,656
Non-controlling interest (Note 10)	**1,314**	2,029	1,664
Shareholders' equity (Notes 11 and 13)			
Preferred shares	**1,089**	774	400
Common shares	**1,662**	1,656	1,590
Contributed surplus	**37**	31	33
Retained earnings	**3,080**	3,110	2,941
Accumulated other comprehensive income (loss)	**97**	(62)	(115)
	5,965	5,509	4,849
	136,989	129,332	120,124

CONSOLIDATED STATEMENT OF INCOME

(unaudited) (millions of dollars)

Quarter ended	**January 31, 2009**	October 31, 2008	January 31, 2008
Interest income			
Loans	**635**	737	762
Securities available for sale	**146**	37	58
Securities held for trading	**188**	220	234
Deposits with financial institutions	**2**	9	93
	971	1,003	1,147
Interest expense			
Deposits	**325**	186	537
Subordinated debentures	**23**	30	20
Other	**132**	164	162
	480	380	719
Net interest income	**491**	623	428
Other income			
Underwriting and advisory fees	**82**	49	95
Securities brokerage commissions	**53**	60	59
Deposit and payment service charges	**57**	58	56
Trading revenues (losses) (Note 4)	**16**	(228)	(68)
Gains (losses) on available for sale securities, net	**(177)**	(210)	31
Card service revenues	**8**	9	10
Lending fees	**25**	27	27
Insurance revenues	**30**	32	34
Revenues from acceptances, letters of credit and guarantee	**23**	22	18
Securitization revenues (Note 8)	**98**	62	46
Foreign exchange revenues	**30**	34	29
Trust services and mutual funds	**75**	85	79
Other	**65**	142	85
	385	142	501
Total revenues	**876**	765	929
Provision for credit losses	**164**	49	32
	712	716	897
Operating expenses			
Salaries and staff benefits	**378**	349	374
Occupancy	**44**	45	41
Technology	**96**	153	98
Communications	**20**	22	19
Professional fees	**41**	59	45
Restructuring charges (Note 14)	**–**	66	–
Other	**66**	76	55
	645	770	632
Income (loss) before income taxes (recovery) and non-controlling interest	**67**	(54)	265
Income taxes (recovery)	**(7)**	(23)	67
	74	(31)	198
Non-controlling interest	**5**	(101)	(57)
Net income	**69**	70	255
Dividends on preferred shares	**12**	11	5
Net income available to common shareholders	**57**	59	250
Number of common shares outstanding *(thousands)*			
Average – basic	**159,758**	159,382	158,001
Average – diluted	**159,901**	159,818	158,731
End of period	**159,679**	159,447	158,141
Earnings per common share *(dollars)* **(Note 15)**			
Basic	**0.36**	0.37	1.58
Diluted	**0.36**	0.37	1.58
Dividends per common share *(dollars)*	**0.62**	0.62	0.62

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

Quarter ended	**January 31, 2009**	October 31, 2008	January 31, 2008
Net income	**69**	70	255
Other comprehensive income, net of income taxes			
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**39**	367	101
Impact of hedging net foreign currency translation gains or losses	**(30)**	(294)	(79)
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	**9**	73	22
Net unrealized gains (losses) on available for sale financial assets	**8**	(136)	(17)
Reclassification to net income of (gains) losses on available for sale financial assets	**1**	34	(15)
Net change in unrealized gains and losses on available for sale financial assets, net of fair value hedge transactions	**9**	(102)	(32)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**147**	126	54
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**(6)**	(6)	4
Net change in gains and losses on derivative financial instruments designated as cash flow hedges	**141**	120	58
Total other comprehensive income, net of income taxes	**159**	91	48
Comprehensive income	**228**	161	303

INCOME TAXES – OTHER COMPREHENSIVE INCOME

The income tax charge or recovery for each component of other comprehensive income is presented in the following table:

Quarter ended	**January 31, 2009**	October 31, 2008	January 31, 2008
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**1**	10	3
Impact of hedging net foreign currency translation gains or losses	**(11)**	(110)	(33)
Net unrealized gains (losses) on available for sale financial assets	**2**	(60)	(8)
Reclassification to net income of (gains) losses on available for sale financial assets	**3**	14	(6)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**66**	57	25
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**(3)**	(2)	2
Total income taxes (recovery)	**58**	(91)	(17)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) (millions of dollars)

Quarter ended January 31	2009	2008
Preferred shares at beginning	**774**	400
Issuance of preferred shares, Series 24 and 26 (Note 11)	**315**	–
Preferred shares at end	**1,089**	400
Common shares at beginning		
Issuance of common shares	**1,656**	1,575
Dividend Reinvestment and Share Purchase Plan	**4**	4
Stock Option Plan	**2**	11
Common shares at end	**1,662**	1,590
Contributed surplus at beginning	**31**	32
Stock option expense (Note 13)	**2**	2
Stock options exercised	**–**	(1)
Other	**4**	–
Contributed surplus at end	**37**	33
Retained earnings at beginning	**3,110**	2,793
Net income	**69**	255
Dividends		
Preferred shares	**(12)**	(5)
Common shares	**(99)**	(98)
Share issuance expenses and others, net of income taxes	**12**	(4)
Retained earnings at end	**3,080**	2,941
Accumulated other comprehensive income (loss) at beginning, net of income taxes	**(62)**	(163)
Net change in unrealized foreign currency translation gains (losses), net of hedging activities	**9**	22
Net change in unrealized gains (losses) on available for sale financial assets, net of fair value hedge transactions	**9**	(32)
Net change in gains (losses) on derivative financial instruments designated as cash flow hedges	**141**	58
Accumulated other comprehensive income (loss) at end, net of income taxes	**97**	(115)
Shareholders' equity	**5,965**	4,849

RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAXES

As at January 31	2009	2008
Retained earnings	**3,080**	2,941
Accumulated other comprehensive income (loss), net of income taxes		
Unrealized foreign currency translation gains and losses, net of hedging activities	**(62)**	(158)
Unrealized gains and losses on available for sale financial assets, net of fair value hedge transactions	**(130)**	36
Gains and losses on derivative financial instruments designated as cash flow hedges	**289**	7
	97	(115)
Total	**3,177**	2,826

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited) (millions of dollars)

Quarter ended January 31	**2009**	2008
Cash flows from operating activities		
Net income	**69**	255
Adjustments for:		
Provision for credit losses	**164**	32
Amortization of premises and equipment	**23**	20
Future income taxes	**9**	(1)
Translation adjustment on foreign currency subordinated debentures	**1**	3
Losses (gains) on sale of available for sale securities, net	**177**	(31)
Gains on asset securitizations and other transfers of receivables, net	**(85)**	(31)
Stock option expense	**2**	2
Change in interest payable	**(83)**	(149)
Change in interest and dividends receivable	**69**	126
Change in income taxes payable	**(42)**	(3)
Change in fair value of derivative financial instruments, net	**(330)**	257
Change in held for trading securities	**(2,666)**	(5,568)
Change in due from clients, dealers and brokers	**15**	(337)
Change in due to clients, dealers and brokers	**465**	63
Change in other items	**387**	797
	(1,825)	(4,565)
Cash flows from financing activities		
Change in deposits	**3,553**	2,324
Issuance of NBC CapS II	**–**	400
Issuance of common shares	**6**	15
Issuance of preferred shares	**315**	–
Dividends paid on common shares	**(99)**	(95)
Dividends paid on preferred shares	**(12)**	(5)
Change in obligations related to securities sold short	**237**	2,132
Change in securities sold under repurchase agreements	**2,499**	1,123
Change in other items	**(325)**	385
	6,174	6,279
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	**(294)**	122
Change in loans (excluding securitization)	**(1,377)**	(438)
Proceeds from securitization of new assets and other transfers of receivables	**1,175**	1,204
Maturity of securitized assets	**–**	(400)
Purchases of available for sale securities	**(14,358)**	(4,369)
Sales of available for sale securities	**9,331**	6,254
Change in securities purchased under reverse repurchase agreements	**(906)**	(2,889)
Change in premises and equipment	**(20)**	(27)
	(6,449)	(543)
Increase (decrease) in cash and cash equivalents	**(2,100)**	1,171
Cash and cash equivalents at beginning	**3,466**	2,996
Cash and cash equivalents at end	**1,366**	4,167
Cash and cash equivalents		
Cash	**244**	262
Deposits with financial institutions	**1,610**	4,115
Less: Amount pledged as collateral	**(488)**	(210)
	1,366	4,167
Supplementary information		
Interest paid	**563**	868
Income taxes paid	**63**	54

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2008. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2009.

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2008, except for the recent accounting standards adopted described in Note 2A. Under Canadian GAAP, additional disclosures are required in annual financial statements and these unaudited interim consolidated financial statements should therefore be read in conjunction with the audited consolidated financial statements for the fiscal year ended October 31, 2008 and the accompanying notes included on pages 88 to 154 of the 2008 Annual Report.

NOTE 2

CHANGES IN ACCOUNTING POLICIES

2A. RECENT ACCOUNTING STANDARDS ADOPTED

Goodwill and Intangible Assets
In January 2008, CICA Handbook Section 3064, *Goodwill and Intangible Assets*, was published. This new accounting standard reinforces the approach under which assets are recorded only if they meet the definition of an asset and the recognition criteria for an asset. It also clarifies the application of the concept of matching costs with revenues, so as to eliminate the current practice of recognizing as assets items that do not meet the definition of an asset and the recognition criteria for an asset. The application of this standard did not have a significant impact on the Bank's consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee issued Abstract 173 (EIC-173), *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. EIC-173 stipulates that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative financial instruments. EIC-173 applies to the Bank effective November 1, 2008 and must be applied retrospectively without restatement of prior periods. In accordance with EIC-173, certain financial assets and financial liabilities, including derivative financial instruments, must be remeasured as at November 1, 2008. Any adjustment to the fair value must be recorded as an adjustment to the balance of retained earnings as at that date, except certain adjustments related to derivative financial instruments in a hedging relationship. In certain specific cases, any resulting difference would be recorded either in *Accumulated other comprehensive income* or as an adjustment to the carrying value of the hedged item. The Bank estimates that the impact of EIC-173 is not material and is nevertheless continuing to improve its measurement models.

2B. RECENT ACCOUNTING STANDARDS PENDING ADOPTION

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
On January 5, 2009, three new sections of the CICA Handbook were published: Section 1582, *Business Combinations*, Section 1601, *Consolidated Financial Statements* and Section 1602, *Non-Controlling Interests*. The main impacts of these standards are described below.

Business Combinations
On the date on which the acquirer obtains control of a business, the acquirer must measure the business acquired as a whole in order to determine its fair value. The acquirer must measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, at their acquisition-date fair values. Acquisition-related costs are accounted for as expenses in the periods in which the costs are incurred and the services are received, except for costs to issue debt securities, which are capitalized and amortized using the effective interest method, or share capital, which is recognized as capital transactions. The standard provides for a measurement period after the acquisition date during which the acquirer may retrospectively adjust the provisional amounts recognized on the acquisition date. This new standard is applicable to the Bank prospectively to business combinations for which the acquisition date is on or after November 1, 2011. Earlier application is permitted if Sections 1601 and 1602 are applied at the same time.

Consolidated Financial Statements and Non-Controlling Interests
Section 1601 establishes standards for the preparation of consolidated financial statements after the acquisition date and certain aspects of consolidation on the acquisition date. Section 1602 establishes standards for the accounting and presentation of non-controlling interest in a subsidiary subsequent to a business combination. These new standards are applicable to the Bank effective November 1, 2011. Earlier application is permitted if Section 1582 is applied at the same time.

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS in 2011. IFRS will replace Canadian GAAP. On November 1, 2011, these standards will apply to the Bank. During fiscal 2008, the Bank started an important project for the convergence to IFRS and for evaluating the impact of the initial application of these standards on the consolidated financial statements.

(unaudited) (millions of dollars)

NOTE 3

CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

Financial assets and liabilities are recognized in the Consolidated Balance Sheet at fair value, cost or amortized cost according to the categories determined by the accounting framework for financial instruments. The carrying values for each category of financial asset and liability are presented in the table below:

As at January 31, 2009

	Financial instruments required to be classified as held for trading	Financial instruments designated as held for trading	Available for sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial Assets							
Cash	244	–	–	–	–	–	–
Deposits with financial institutions	–	–	43	1,567	–	–	–
Securities							
Available for sale	–	–	17,161	–	–	–	–
Held for trading	32,887	3,642	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	8,774	–	–	–
Loans	–	–	–	51,779	–	–	–
Other							
Customers' liability under acceptances	–	–	–	4,444	–	–	–
Fair value of derivative financial instruments	9,913	–	–	–	–	572	414
Due from clients, dealers and brokers	–	–	–	2,258	–	–	–
Other assets	–	–	–	362	–	–	–
Total financial assets	**43,044**	**3,642**	**17,204**	**69,184**	**–**	**572**	**414**
Financial Liabilities							
Deposits							
Personal	–	–	–	–	34,676	–	–
Business and government	–	593	–	–	34,796	–	–
Deposit-taking institutions	–	–	–	–	9,285	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	4,444	–	–
Obligations related to securities sold short	16,066	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	9,650	–	–
Fair value of derivative financial instruments	9,350	–	–	–	–	46	151
Due to clients, dealers and brokers					2,854		
Other liabilities	–	–	–	–	3 978	–	–
Subordinated debentures	–	–	–	–	2,348	–	–
Total financial liabilities	**25,416**	**593**	**–**	**–**	**102,256**	**46**	**151**

(unaudited) (millions of dollars)

Note 3 Carrying Values of Financial Assets and Financial Liabilities by Category (cont.)

As at October 31, 2008

	Financial instruments required to be classified as held for trading	Financial instruments designated as held for trading	Available for sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial Assets							
Cash	254	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	3,406	–	–	–
Securities							
Available for sale	–	–	12,322	–	–	–	–
Held for trading	32,178	1,685	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	7,868	–	–	–
Loans	–	–	–	51,741	–	–	–
Other							
Customers' liability under acceptances	–	–	–	4,274	–	–	–
Fair value of derivative financial instruments	9,241	–	–	–	–	305	268
Due from clients, dealers and brokers	–	–	–	2,273	–	–	–
Other assets	–	–	–	431	–	–	–
Total financial assets	41,673	1,685	12,322	69,993	–	305	268
Financial Liabilities							
Deposits							
Personal	–	–	–	–	33,098	–	–
Business and government	–	567	–	–	36,305	–	–
Deposit-taking institutions	–	–	–	–	5,827	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	4,274	–	–
Obligations related to securities sold short	15,829	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	7,151	–	–
Fair value of derivative financial instruments	8,502	–	–	–	–	35	51
Due to clients, dealers and brokers	–	–	–	–	2,389	–	–
Other liabilities	–	–	–	–	4,094	–	–
Subordinated debentures	–	–	–	–	2,255	–	–
Total financial liabilities	24,331	567	–	–	95,618	35	51

(unaudited) (millions of dollars)

NOTE 4

TOTAL INCOME FROM TRADING ACTIVITIES

Income from trading activities comprises net interest income from trading activities, trading revenues recognized as *Other income* and the impact of non-controlling interest.

Net interest income comprises interest and dividends related to financial assets and liabilities associated with trading activities, net of interest expenses and interest income related to the financing of these financial assets and liabilities.

Other income comprises the realized and unrealized gains and losses on securities held for trading, income from derivative financial instruments held for trading purposes and the change in fair value of financial instruments designated as held for trading.

The impact of non-controlling interest takes into account trading revenues and losses attributable to third parties.

Quarter ended	**January 31, 2009**	October 31, 2008	January 31, 2008
Net interest income	**107**	220	119
Other income	**16**	(228)	(68)
Non-controlling interest	**10**	121	62
Total	**133**	113	113

NOTE 5

AVAILABLE FOR SALE FINANCIAL ASSETS

As at January 31, 2009

	Cost or unamortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Carrying value**
Securities issued or guaranteed by:				
Canada	**13,197**	**102**	**(3)**	**13,296**
Provinces	**1,847**	**24**	**(11)**	**1,860**
Municipalities or school boards	**32**	**–**	**–**	**32**
U.S. Treasury and other U.S. agencies	**60**	**–**	**–**	**60**
Other debt securities	**1,032**	**5**	**(31)**	**1,006**
Equity securities	**1,047**	**14**	**(154)**	**907**
Total of available for sale securities	**17,215**	**145**	**(199)**	**17,161**
Other available for sale financial assets	**43**	**–**	**–**	**43**
Total of available for sale financial assets	**17,258**	**145**	**(199)**	**17,204**

Gross unrealized losses

Financial assets classified as available for sale are measured periodically to determine whether there is objective evidence of impairment in value. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at January 31, 2009, the Bank concluded that the gross unrealized losses, recognized in *Other comprehensive income*, were temporary.

Available for sale securities presented at cost

The Bank holds equity securities such as mutual fund units and other securities that are classified as available for sale but must be presented at cost because they are not traded in an active market. As at January 31, 2009, these available for sale securities presented at cost in the Consolidated Balance Sheet totalled $361 million. Some of these securities had a fair value that could be estimated. The difference between the estimated fair value and the cost represented an unrealized gain of $5 million including the impact of hedges on these securities as at January 31, 2009.

(unaudited) (millions of dollars)

NOTE 6

ASSET-BACKED COMMERCIAL PAPER

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, regarding the restructuring of $32 billion of third-party ABCP. The restructuring plan (the "Plan") was implemented on January 21, 2009.

Restructuring plan
In accordance with the Plan, the affected ABCP has been replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets. The Plan also provides, in certain circumstances, for the pooling of certain assets as well as the establishment of new margin funding facilities to support any collateral calls that may occur in the future.

The series of affected ABCP supported in whole or in part by synthetic assets have been pooled into the Master Asset Vehicles (1 and 2) as follows:

- Master Asset Vehicle 1 (MAV1) is a newly formed vehicle for investors who have elected to commit their pro rata share of a margin funding facility associated with their underlying assets;
- Master Asset Vehicle 2 (MAV2) is a newly formed vehicle for investors who have elected to commit less than, or none of their pro rata share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV1 and MAV2 are provided by third party lenders, including Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they would be the last in and the first out. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities.

The key parties to the restructuring have also agreed to enhance the transaction by including a moratorium which prevents collateral calls for a period of 18 months.

In connection with the contribution to MAV1 or MAV2 of assets supported by the margin funding facility, investors have received a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in December 2016. Class A-1 and Class A-2 notes have received a final rating of "A". Ineligible assets in MAV1 and MAV2 have been segregated, and noteholders holding series of ABCP secured in part by ineligible assets have received IA tracking notes that will track the performance of the underlying individual asset.

A newly formed vehicle, which silos each series secured exclusively by traditional assets or by 100% ineligible assets, has been created under a third Master Asset Vehicle 3 (MAV3). Two main types of notes are created in MAV3: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.

(unaudited) (millions of dollars)

Note 6 Asset-Backed Commercial Paper (cont.)

As at January 31, 2009, the face value of the ABCP held by the Bank was $2,163 million of which $1,765 million was designated as *Held for trading securities* under the fair value option and $398 million was classified in *Available for sale securities*. The underlying assets as part of the Plan were as follows:

Type of underlying assets	Face value of ABCP
Synthetic assets or hybrid assets	
Class A-1	**726**
Class A-2	**649**
Class B	**111**
Class C	**46**
Total synthetic assets or hybrid assets	**1,532**
Traditional assets(1)	**182**
Ineligible assets	**296**
ABCP not included in the Pan-Canadian restructuring plan	**153**
Total underlying assets(2)	**2,163**

(1) Includes series secured exclusively by traditional assets
(2) The underlying assets of third-party ABCP held by the Bank are comprised of 54% leveraged super senior exposures, 21% fully funded collateralized debt obligations, 16% traditional assets and 9% cash.

Establishing fair value

On January 21, 2009, the Bank assessed the fair value of the ABCP included in the Plan to determine the carrying value of the new notes. On that date, the carrying value of the previous notes was removed from the balance sheet and replaced with the new notes at fair value. The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held for trading securities* under the fair value option and the others were classified in *Available for sale securities*. On January 31, 2009, the Bank also established the fair value of the ABCP that it held.

To determine the value of the ABCP it held on both dates, the Bank established ranges of estimated fair value. The carrying value of the ABCP held in an investment portfolio as at January 31, 2009, designated as *Held for trading securities*, was $1,140 million, and $233 million was classified in *Available for sale securities*. A loss of $190 million was recorded in the first quarter of 2009 in *Gains (losses) on available for sale securities* in the Consolidated Statement of Income. This loss was due to the wider credit spreads as at January 21, 2009 compared to October 31, 2008 and the downgrade from the provisional rating of "AA" to the final rating of "A".

In establishing the fair value of the ABCP included in the Plan and excluding ineligible assets, the Bank considered the quality of the underlying assets. As the Plan has been completed, the Bank determined the fair value solely using a discounted cash flow analysis. As at October 31, 2008, a proportion of the value was based on the probability assigned to an unsuccessful restructuring.

The discount rate was based 80% on the CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. Credit ratings, coupons and maturities were based on the terms provided for in the Plan. The value of the margin funding facility was determined in reference to other comparable financial instruments.

For ineligible assets, the fair value of the tracking notes was based on an analysis of the underlying assets and the market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices, correlation and interest rates.

The Bank's valuation was based on its assessment of the conditions prevailing as at January 21 and 31, 2009, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are the observable discount rates and the credit ratings of the notes. Fair value sensitivities to these assumptions as at January 31, 2009 were as follows:

- A change of 10 basis points in the discount rate would result in a $10 million decrease or increase in the fair value;
- A decrease in the credit rating of one letter grade would result in a decrease in the fair value between a range of $70 million and $90 million; and
- An increase in the credit rating of one letter grade would result in an increase in the fair value between a range of $60 million and $80 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, and (3) the impacts of a severe and prolonged economic slowdown in North America.

(unaudited) (millions of dollars)

Note 6 Asset-Backed Commercial Paper (cont.)

Interest arrears

Between August 20, 2007 and October 31, 2008, the Bank recorded no interest income related to the notes that are part of the Plan. Further to the Plan's implementation, the Bank recorded $59 million for the first quarter of 2009 as *Interest income* in the Consolidated Statement of Income.

Credit facilities to clients holding ABCP

As the Plan has been implemented, the Bank offer commercial and corporate clients of the Bank holding third-party ABCP improved credit facilities for their liquidity needs. These credit facilities will cover up to 75% of the value of the notes. The credit agreements will also provide for an option in favour of the borrower allowing the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities will be made available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility.

During the first quarter of 2009, the Bank recorded a provision for credit losses of $126 million related to these new credit facilities. This amount was recorded in *Other Liabilities* in the Consolidated Balance Sheet. A general allowance for credit risk for ABCP-secured loans of $23 million was recorded during fiscal 2008. These provisions are based on the Bank's assessment of the value of the collateral at the maturity date of the loans and are mainly due to the credit facilities related to notes backed by ineligible assets.

As at January 31, 2009, the outstanding new credit facilities were $105 million. In total, the collateral related to the credit facilities offered to clients was estimated as follows:

Collateral	Face value of the notes	Credit facilities related to notes backed by ineligible assets(1)	Credit facilities related to other notes included in the restructuring plan(2)
Synthetic assets or hybrid assets			
Class A-1	423	–	339
Class A-2	405	–	322
Class B	74	–	59
Class C	28	–	22
Total synthetic assets or hybrid assets	930	–	742
Traditional assets	127	–	92
Ineligible assets	324	247	–
Total	1,381	247	834

(1) These credit facilities represent 75% of the nominal value of the notes and are guaranteed by the notes.
(2) These credit facilities represent 75% of the nominal value of the notes of which 30% are full recourse to the borrower and 45% guaranteed by the notes.

The Bank has also provided credit facilities to borrowers for their liquidity needs until the new credit facilities are made available. As at January 31, 2009, the outstanding credit facilities represented $292 million with recourse to the borrowers.

(unaudited) (millions of dollars)

NOTE 7

LOANS

CREDIT QUALITY OF LOANS

As at January 31, 2009	Residential mortgage	Personal and credit card	Business and government[2]	Total
Neither past due[1] nor impaired	14,501	16,281	20,756	51,538
Past due but not impaired	173	37	184	394
Impaired	30	43	249	322
	14,704	16,361	21,189	52,254
Less: Specific allowances	3	18	123	144
Sub-total	14,701	16,343	21,066	52,110
Less: General allowance[3]				331
Total				51,779

(1) A loan is considered to be past due when the counterparty has not made a payment the day of the contractual expiry date.
(2) Business credit portfolios are closely monitored and a monthly watchlist of problem commitments is produced. The watchlist is analyzed by the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount for ABCP-secured loans.

LOANS PAST DUE BUT NOT IMPAIRED

As at January 31, 2009	Residential mortgage	Personal and credit card	Business and government
Past due but not impaired			
1 month late	49	14	112
2 months late	22	10	37
3 months late and more[1]	102	13	35
Total	173	37	184

(1) Include insured and fully secured loans for which, in the opinion of Management, there is no reasonable doubt as to the ultimate collectibility of the principal or interest. Credit card receivables are included in this category because they are written off only when payments are more than 180 days in arrears.

(unaudited) (millions of dollars)

Note 7 Loans (cont.)

IMPAIRED LOANS

As at January 31, 2009	Gross	Specific allowances	Net
Loans			
Residential mortgage	30	3	27
Personal and credit card	43	18	25
Business and government	249	123	126
Total	**322**	**144**	**178**

As at October 31, 2008	Gross	Specific allowances	Net
Loans			
Residential mortgage	31	3	28
Personal and credit card	37	14	23
Business and government	239	121	118
Total	307	138	169

ALLOWANCE FOR CREDIT LOSSES

Quarter ended January 31, 2009	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	3	14	121	138
Provision for credit losses	–	22	16	38
Write-offs	(1)	(10)	(14)	(25)
Write-offs on credit cards	–	(23)	–	(23)
Recoveries	1	15	–	16
Specific allowances at end	3	18	123	144
General allowance[1] at begining				331
Provision for credit losses				126 [2]
General allowance at end				457
Specific and general allowances at end				601
Less: Allowance for commitments to extend credit to clients holding ABCP				(126)[2]
Allowances at end				475

Quarter ended January 31, 2008	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	1	12	107	120
Provision for credit losses	–	16	16	32
Write-offs	–	(13)	(29)	(42)
Write-offs on credit cards	–	(17)	–	(17)
Recoveries	1	14	1	16
Specific allowances at end	2	12	95	109
General allowance[3]				308
Allowances at end				417

(1) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount of $23 million for ABCP-secured loans.
(2) Provisions taken for new credit facilities granted to clients holding ABCP. This general allowance is recorded in *Other liabilities* in the Consolidated Balance Sheet.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio.

(unaudited) (millions of dollars)

NOTE 8

TRANSFERS OF RECEIVABLES

New securitization activities

Insured mortgage loans

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities.

The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues.*

Securitization activities for the quarter ended	**January 31, 2009**	October 31, 2008	January 31, 2008
	Insured mortgage loans	Insured mortgage loans	Insured mortgage loans
Net cash proceeds	**1,104**	646	1,204
Retained rights to future excess interest	**83**	29	29
Retained servicing liability	**(7)**	(3)	(7)
	1,180	672	1,226
Receivables securitized and sold	**1,119**[(1)]	648	1,208[(2)]
Gain before income taxes, net of transaction fees	**61**	24	18
Mortgage-backed securities created and retained included in *Available for sale securities*	**162**	164	455

(1) Includes $160 million of receivables securitized during previous fiscal years
(2) Includes $181 million of receivables securitized during previous fiscal years

Impact of securitization activities on certain items in the Consolidated Statement of Income

Securitization revenues for the quarter ended January 31	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	Gains on sale of assets		Servicing revenues		Other		Total	
Insured mortgage loans	**61**	18	**5**	5	**–**	–	**66**	23
Credit card receivables[(1)]	**24**	13	**6**	6	**2**	4	**32**	23
Total	**85**	31	**11**	11	**2**	4	**98**	46

(1) Revolving securitization transactions

Key assumptions

The key assumptions used to measure the fair value of retained rights to future excess interest as at the securitization date for transactions carried out during the quarter ended January 31, 2009 were as follows:

	Insured mortgage loans		**Credit card receivables**
	Variable rate	**Fixed rate**	
Weighted average term (months)	**32.6**	**33.1**	**–**
Payment rate (per month)	**–**	**–**	**27.2%**
Prepayment rate	**20.0%**	**17.0%**	**–**
Excess spread, net of credit losses	**1.2%**	**3.1%**	**10.8%**
Expected credit losses	**–**	**–**	**4.2%**
Discount rate	**2.0%**	**2.4%**	**17.0%**

(unaudited) (millions of dollars)

Note 8 Transfers of Receivables (cont.)

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in *Other income – Other* in the Consolidated Statement of Income.

For the quarter ended	January 31, 2009	January 31, 2008
Net cash proceeds	71	–
Uninsured mortgage loans sold	70	–
Gain before income taxes	1	–

NOTE 9

DESIGNATED AS HELD FOR TRADING FINANCIAL INSTRUMENTS

Securities

Since the fourth quarter of 2008, the Bank has designated as held for trading securities under the fair value option that were purchased to hedge certain derivative financial instruments. The Bank adopted this option in accordance with its risk management strategy, which allows it to manage these securities and the derivative financial instruments involved together using the fair value basis and thereby considerably reduce financial risks. During the quarter ended January 31, 2009, the Bank designated securities with an initial cost of $712 million. The total fair value of these securities designated as held for trading was $2.5 billion as at January 31, 2009. The change in fair value of $81 million for the quarter was recorded as a gain in *Trading revenues (losses)* in the Consolidated Statement of Income.

In addition, during the first quarter of 2009, the Bank designated ABCP with one or more embedded derivatives as held for trading securities under the fair value option. As at January 31, 2009, the fair value of these notes was $1,140 million and no change in fair value was recorded in the Consolidated Statement of Income.

Deposits

Certain deposits with one or more embedded derivatives are designated as held for trading under the fair value option. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet. The fair value of these deposits totalled $593 million as at January 31, 2009. The $14 million change in fair value for the quarter was recorded as a gain in *Trading revenues (losses)* in the Consolidated Statement of Income. The change in fair value for the quarter ended January 31, 2009 attributable to credit risk is a $20 million unrealized gain.

To determine the change in fair value due to change in credit risk for these financial liabilities, the Bank calculates, at the beginning of the period, the present value of the instrument's contractual cash flows using the following rates: first, using an observed discount rate that reflects the Bank's credit spread and, again, using a rate that excludes the Bank's credit spread. The difference between those two values is then compared to the difference obtained using the same rates at the end of the period.

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at January 31, 2009.

NOTE 10

NON-CONTROLLING INTEREST

	January 31, 2009	October 31, 2008
400,000 NBC CapS II – Series 1 issued by NBC Asset Trust	400	400
350,000 NBC CapS II – Series 2 issued by NBC Asset Trust	350	350
Mutual funds consolidated in accordance with AcG-15	64	51
Other entities consolidated in accordance with AcG-15	481	1,210
Other	19	18
Total	1,314	2,029

(unaudited) (millions of dollars)

NOTE 11

CAPITAL STOCK

Shares and dividends as at January 31, 2009

	Number of shares	Shares $	Dividends $	Dividends per share
First Preferred Shares				
Series 15	8,000,000	200	3	0.3656
Series 16	8,000,000	200	2	0.3031
Series 20	6,900,000	173	3	0.3750
Series 21	8,050,000	201	3	0.3359
Series 24	6,800,000	170	1	0.1390
Series 26	5,800,000	145	–	–
	43,550,000	1,089	12	
Common shares	159,678,951	1,662	99	0.6200
		2,751	111	

Issuance of Preferred Shares

On January 30, 2009, the Bank issued 4,000,000 First Preferred Shares Series 26 with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend will be payable on May 15, 2009 and will be $0.47918 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares Series 26. The Bank received a consideration of $141 million, net of fees of $4 million.

On January 14, 2009, the Bank issued 5,000,000 First Preferred Shares Series 24 with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend will be payable on May 15, 2009 and will be $0.55151 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares Series 24. The Bank received a consideration of $165 million, net of fees of $5 million.

Repurchase of common shares

On February 1, 2008, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 4,700,000 common shares over a 12-month period ending no later than January 31, 2009. On February 1, 2007, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 8,102,000 common shares over a 12-month period ending no later than January 31, 2008.

During the quarters ended January 31, 2009 and 2008, the Bank did not repurchase any common shares.

NOTE 12

PENSION BENEFITS AND OTHER EMPLOYEE FUTURE BENEFITS

Quarter ended	January 31, 2009	October 31, 2008	January 31, 2008
Pension benefit expense	8	9	9
Other employee future benefit expense	2	2	3

(unaudited) (millions of dollars)

NOTE 13

STOCK-BASED COMPENSATION

Stock Option Plan
During the fiscal year ended January 31, 2009, the Bank awarded 2,357,740 stock options (2008: 2,260,036) with a fair value of $5.65 per option (2008: $9.21).

As at January 31, 2009, a total of 8,792,946 stock options were outstanding.

The fair value of the options awarded was estimated on the award date using the discrete dividend Black-Scholes model. The following assumptions were used:

Quarter ended	January 31, 2009	January 31, 2008
Risk-free interest rate	**2.23 %**	4.40 %
Expected life of the options	**6 years**	6 years
Expected volatility	**41.0 %**	25.3 %
Expected dividend yield	**7.1 %**	4.6 %

Quarter ended	January 31, 2009	October 31, 2008	January 31, 2008
Compensation expense recorded for the stock options	**2**	3	2

Stock Appreciation Rights (SAR) Plan
During the quarter ended January 31, 2009, the Bank awarded 56,892 SARs. A total of 245,103 SARs were outstanding as at January 31, 2009.

Deferred Stock Unit (DSU) Plan
During the quarter ended January 31, 2009, the Bank awarded 44,416 DSUs. A total of 108,037 DSUs were outstanding as at January 31, 2009.

Restricted Stock Unit (RSU) Plan
During the quarter ended January 31, 2009, the Bank awarded 715,816 RSUs. A total of 907,681 RSUs were outstanding as at January 31, 2009.

Deferred Compensation Plan of National Bank Financial
During the quarter ended January 31, 2009, National Bank Financial awarded 39,996 units. A total of 908,538 units were outstanding as at January 31, 2009.

NOTE 14

RESTRUCTURING CHARGES

During fiscal 2008, the Board of Directors approved the organizational restructuring of the Bank. The objectives of the restructuring are to align the Bank's distribution models and operations with client needs and to simplify processes and increase the efficiency of corporate functions.

The payments related to the provision for restructuring charges are presented in the following table:

Quarter ended January 31			2009	2008
	Severance pay	Other charges	Total	Total
Balance at the beginning	**51**	**10**	**61**	7
Payments made during the quarter	**(12)**	**(10)**	**(22)**	–
Balance at the end	**39**	**–**	**39**	7

NOTE 15

EARNINGS PER SHARE

Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding after taking into account the dilution effect of stock options using the treasury stock method.

Quarter ended	January 31, 2009	October 31, 2008	January 31, 2008
Basic earnings per common share			
Net income	**69**	70	255
Dividends on preferred shares	**12**	11	5
Net income available to common shareholders	**57**	59	250
Weighted average basic number of common shares outstanding (thousands)	**159,758**	159,382	158,001
Basic earnings per common share	**$ 0.36**	$ 0.37	$ 1.58
Diluted earnings per common share			
Net income available to common shareholders	**57**	59	250
Weighted average basic number of common shares outstanding (thousands)	**159,758**	159,382	158,001
Adjustment to average number of common shares (thousands)			
Stock options[1]	**143**	436	730
Weighted average diluted number of common shares outstanding (thousands)	**159,901**	159,818	158,731
Diluted earnings per common share	**$ 0.36**	$ 0.37	$ 1.58

(1) For the quarter ended January 31, 2009, the calculation of the diluted earnings per share excludes 5,920,992 average options outstanding with a weighted average exercise price of $55.24 (4,287,440 average options outstanding with a weighted average exercise price of $58.88 for the quarter ended October 31, 2008 and 3,341,754 average options outstanding with a weighted average exercise price of $60.73 for the quarter ended January 31, 2008) as the exercise price of these options was greater than the average price of the Bank's common shares.

NOTE 16

LITIGATION

In the normal course of business, the Bank is involved in various legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes named as a defendant or joined in class action suits filed by consumers contesting, among other things, certain transaction fees and unilateral increases in their credit card limits or who wish to avail themselves of certain provisions of consumer protection legislation. The Bank's investment dealer subsidiary, National Bank Financial, is also involved in various legal proceedings in the normal course of business. Most of these proceedings concern Individual Investor Services and generally relate to the suitability of investments made by investors relying on the advice of their respective advisors. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material unfavourable impact on the Bank's financial position.

Following the events that occurred in the asset-backed commercial paper market in August 2007, the Bank and its subsidiaries received requests for information, complaints, demand letters and one legal claim from certain of their clients. These complaints and demand letters are largely captured by a release included in the restructuring plan for the ABCP market, which has now been fully implemented.

(unaudited) (millions of dollars)

NOTE 17

SEGMENT DISCLOSURES

Quarter ended January 31	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
		Personal and Commercial		Wealth Management		Financial Markets		Other		Total
Net interest income(1)	**358**	344	**40**	33	**118**	150	**(25)**	(99)	**491**	428
Other income(1)	**213**	211	**155**	181	**141**	66	**(124)**	43	**385**	501
Total revenues	**571**	555	**195**	214	**259**	216	**(149)**	(56)	**876**	929
Operating expenses	**321**	314	**146**	153	**167**	169	**11**	(4)	**645**	632
Contribution	**250**	241	**49**	61	**92**	47	**(160)**	(52)	**231**	297
Provision for credit losses	**45**	44	**–**	–	**4**	–	**115**	(12)	**164**	32
Income (loss) before income taxes (recovery) and non-controlling interest	**205**	197	**49**	61	**88**	47	**(275)**	(40)	**67**	265
Income taxes (recovery)(1)	**65**	64	**16**	20	**25**	39	**(113)**	(56)	**(7)**	67
Non-controlling interest	**–**	–	**1**	2	**(10)**	(64)	**14**	5	**5**	(57)
Net income (loss)	**140**	133	**32**	39	**73**	72	**(176)**	11	**69**	255
Average assets	**54,817**	50,925	**614**	694	**98,881**	84,256	**(12,709)**	(13,022)	**141,603**	122,853

Personal and Commercial
The Personal and Commercial segment comprises the branch network, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services, investment management services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring items, and the unallocated portion of centralized services.

Taxable Equivalent
(1) The accounting policies are the same as those presented in Note 1, with the exception of net interest income, other income and income taxes (recovery) of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. For all of the operating segments, net interest income was grossed up by $24 million (2008: $23 million) and other income by $8 million (2008: $25 million). An equivalent amount was added to income taxes (recovery). The impact of these adjustments is reversed under the *Other* heading.

NOTE 18

SUBSEQUENT EVENT

On February 16, 2009, the Bank announced its intention to redeem for cancellation on April 16, 2009 subordinated debentures with a total value of $250 million maturing on April 16, 2014.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 De La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 De La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: www.nbc.ca
General inquiries: telnat@nbc.ca

Quarterly Report Publication Dates for Fiscal 2009
Second quarter: May 28, 2009
Third quarter: August 27, 2009
Fourth quarter: December 3, 2009

Disclosure of First Quarter 2009 Results

Conference Call
- A conference call for analysts and institutional investors will be held on February 26, 2009 at 1:30 p.m. ET.
- Access by telephone in listen-only mode: 1-866-862-3908 or 416-641-6130
- A recording of the conference call can be heard until March 5, 2009 by calling 1-800-408-3053 or 416-695-5800. The access code is 3282848#.

Webcast
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: service@computershare.com
Website: www.computershare.com

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).

NATIONAL BANK
FINANCIAL GROUP

Head Office
600 De La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada is committed to protecting the environment.
Cascades Paper, Rolland Enviro100, 100% post-consumer recycled fibres.

100%

FSC
Recycled
Supporting responsible use of forest resources
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BIOGAZ
ÉNERGIE

NATIONAL BANK
FINANCIAL GROUP

SUPPLEMENTARY FINANCIAL INFORMATION

FIRST QUARTER 2009 REPORT

For more information:

Patricia Curadeau-Grou, Chief Financial Officer and Executive Vice-President - Finance, Risk and Treasury, phone: (514) 394-6619, fax: (514) 394-8476

Jean Dagenais, Senior Vice-President - Finance, Taxation and Investor Relations, phone: (514) 394-6233, fax: (514) 394-6196

Hélène Baril, Director Investor Relations, phone: (514) 394-0296, fax: (514) 394-6196

This document is also available via the Internet on the Bank's web site: www.nbc.ca

Index

Financial Highlights	page 1
Consolidated Statement of Income	page 2
Results of Operations as a Percentage of Average Assets	page 3
Net Income by Sector of Activities (excluding specified items)	page 4
Net Income by Sector of Activities	page 6
Revenues (excluding specified items)	page 7
Non-Interest Expenses (excluding specified items)	page 8
Provision for Credit Losses	page 9
Condensed Consolidated Balance Sheet	page 10
Consolidated Statement of Changes in Shareholders' Equity	page 11
Consolidated Statement of Comprehensive Income	page 12
Assets Under Administration / Management	page 13
Impaired Loans	page 14
Formation of Gross Impaired Loans & Allowance for Credit Losses	page 15
Risk-Adjusted Capital Ratios	page 16
Financial Derivatives	page 17
Shareholders' Information	page 18

FINANCIAL HIGHLIGHTS

	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
Net income ($000,000)	$68.7	$70.3	$285.9	$164.6	$255.4	($175.2)	$243.3	$232.9	$239.8	$68.7	$255.4	$776.2	$540.8
Earnings per share - basic	$0.36	$0.37	$1.73	$1.01	$1.58	($1.14)	$1.49	$1.42	$1.45	$0.36	$1.58	$4.69	$3.25
- diluted	$0.36	$0.37	$1.73	$1.00	$1.58	($1.14)	$1.48	$1.40	$1.43	$0.36	$1.58	$4.67	$3.22
Return on common shareholders' equity	4.6%	5.0%	23.7%	14.3%	22.9%	-16.0%	20.6%	20.3%	20.7%	4.6%	22.9%	16.4%	11.5%
Dividend per share	$0.62	$0.62	$0.62	$0.62	$0.62	$0.60	$0.60	$0.54	$0.54	$0.62	$0.62	$2.48	$2.28
Excluding specified items													
Net income ($000,000)	$252.8	$228.0	$252.8	$228.8	$237.2	$217.3	$243.3	$232.9	$239.8	$252.8	$237.2	$946.8	$933.3
Earnings per share - basic	$1.51	$1.36	$1.52	$1.42	$1.47	$1.34	$1.49	$1.42	$1.45	$1.51	$1.47	$5.77	$5.71
- diluted	$1.51	$1.36	$1.52	$1.41	$1.46	$1.34	$1.48	$1.40	$1.43	$1.51	$1.46	$5.75	$5.65
Return on common shareholders' equity	19.3%	17.1%	20.9%	20.2%	21.3%	18.4%	20.6%	20.3%	20.7%	19.3%	21.3%	19.7%	20.0%
Dividend per share	$0.62	$0.62	$0.62	$0.62	$0.62	$0.60	$0.60	$0.54	$0.54	$0.62	$0.62	$2.48	$2.28
Net interest margin Personal & Commercial Banking	2.59%	2.62%	2.66%	2.70%	2.69%	2.72%	2.80%	2.82%	2.88%	2.59%	2.69%	2.67%	2.80%
Productivity ratio (teb) [(1)]	60.58%	61.15%	62.24%	61.74%	61.42%	65.31%	63.51%	63.42%	62.41%	60.58%	61.42%	61.64%	63.65%
Effective tax rate (teb)	25.63%	480.64%	33.66%	30.31%	36.52%	32.01%	31.99%	30.72%	32.86%	25.63%	36.52%	37.25%	31.80%
Average loans and BA's ($000,000)	$55,493	$55,006	$53,158	$52,655	$50,711	$51,120	$50,791	$50,197	$49,518	$55,493	$50,711	$52,884	$50,408
Average assets ($000,000)	$141,603	$132,923	$129,548	$127,984	$122,853	$125,387	$128,998	$129,750	$119,846	$141,603	$122,854	$128,329	$125,964
Total assets ($000,000)	$136,989	$129,332	$121,931	$123,608	$120,124	$113,085	$123,353	$135,172	$121,402	$136,989	$120,124	$129,332	$113,085
Average common shareholders' equity ($000,000)	$4,915	$4,744	$4,615	$4,516	$4,337	$4,486	$4,576	$4,605	$4,484	$4,915	$4,337	$4,551	$4,530
Number of common shares outstanding (000's)	159,679	159,447	159,115	158,364	158,141	157,806	157,858	159,418	161,367	159,679	158,141	159,447	157,806
Number of common shares (average) (000's)	159,758	159,382	158,890	158,373	158,001	157,790	159,209	160,588	161,681	159,758	158,001	158,663	159,811
Gross impaired loans ($000,000)	322.1	306.4	274.5	251.6	248.6	249.2	232.4	236.2	239.5	322.1	248.6	306.4	249.2
Gross impaired loans/common equity-goodwill+reserves	7.27%	7.15%	6.46%	6.14%	6.22%	6.57%	5.66%	5.64%	5.77%	7.27%	6.22%	7.15%	6.57%
Impaired loans, net of specific and general allowances ($000,000)	(153.3)	(162.2)	(189.3)	(174.4)	(168.5)	(178.9)	(198.1)	(197.5)	(196.0)	(153.3)	(168.5)	(162.2)	(178.9)
as a % of net loans and bankers' acceptances	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.4%	-0.4%	-0.4%	-0.3%	-0.3%	-0.3%	-0.3%
Book value	$30.52	$29.70	$29.44	$28.76	$28.13	$26.85	$28.70	$28.92	$28.34	$30.52	$28.13	$29.70	$26.85
Capital ratios - BIS Tier 1 [(2)]	10.0%	9.4%	10.0%	9.2%	9.3%	9.0%	9.4%	9.3%	9.9%	10.0%	9.3%	9.4%	9.0%
Total	14.0%	13.2%	13.9%	13.3%	12.9%	12.4%	13.4%	13.3%	14.0%	14.0%	12.9%	13.2%	12.4%
Tangible shareholders' equity / Risk weighted assets	6.48%	6.43%	6.83%	6.56%	6.89%	6.77%	7.40%	7.15%	7.50%	6.48%	6.89%	6.43%	6.77%

[(1)] Excluding specified items and adjusted for gains or losses attributable to third parties using the Innocap platform.

[(2)] Under Basel II for periods after 2007.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)(thousands)(taxable equivalent basis)

	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
Net Interest Income	514,787	652,616	480,417	405,472	451,149	336,185	325,975	271,920	319,841	514,787	451,149	1,989,654	1,253,921
Other Income	392,942	174,477	618,489	536,756	525,493	118,255	724,912	790,803	733,735	392,942	525,493	1,855,215	2,367,705
Gross Revenues	***907,729***	***827,093***	***1,098,906***	***942,228***	***976,642***	***454,440***	***1,050,887***	***1,062,723***	***1,053,576***	***907,729***	***976,642***	***3,844,869***	***3,621,626***
Provision for credit losses	163,985	48,667	28,948	34,114	32,060	29,154	22,215	23,408	28,365	163,985	32,060	143,789	103,142
Non-Interest Expenses	644,832	770,307	658,231	634,554	631,906	636,691	672,707	659,389	656,953	644,832	631,906	2,694,998	2,625,740
Income Before Income Taxes	*98,912*	*8,119*	*411,727*	*273,560*	*312,676*	*(211,405)*	*355,965*	*379,926*	*368,258*	*98,912*	*312,676*	*1,006,082*	*892,744*
Income taxes	25,351	39,023	138,605	82,913	114,201	(67,673)	113,870	116,710	121,014	25,351	114,201	374,742	283,921
Income Before Non-Controlling Interest	*73,561*	*(30,904)*	*273,122*	*190,647*	*198,475*	*(143,732)*	*242,095*	*263,216*	*247,244*	*73,561*	*198,475*	*631,340*	*608,823*
Non-Controlling Interest	4,854	(101,179)	(12,728)	26,009	(56,945)	31,442	(1,240)	30,346	7,469	4,854	(56,945)	(144,843)	68,017
Net Income	***$ 68,707***	***$ 70,275***	***$ 285,850***	***$ 164,638***	***$ 255,420***	***$ (175,174)***	***$ 243,335***	***$ 232,870***	***$ 239,775***	***$ 68,707***	***$ 255,420***	***$ 776,183***	***$ 540,806***
Effective Tax Rate	25.6%	480.6%	33.7%	30.3%	36.5%	32.0%	32.0%	30.7%	32.9%	25.6%	36.5%	37.2%	31.8%
Dividends on preferred shares	$ 11,579	$ 10,640	$ 10,562	$ 5,350	$ 5,350	$ 5,350	$ 5,350	$ 5,350	$ 5,350	$ 11,579	$ 5,350	$ 31,902	$ 21,400
Dividends on common shares	$ 99,083	$ 98,882	$ 98,649	$ 98,220	$ 97,969	$ 94,702	$ 95,799	$ 85,409	$ 87,511	$ 99,083	$ 97,969	$ 393,720	$ 363,421
Number of common shares (avg.) (in thousands)	159,758	159,382	158,890	158,373	158,001	157,790	159,209	160,588	161,681	159,758	158,001	158,663	159,811

(unaudited)(thousands)(taxable equivalent basis)

Excluding specified items

	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
Net Interest Income	465,538	666,948	495,074	420,495	470,034	357,385	325,975	271,920	319,841	465,538	470,034	2,052,551	1,275,121
Other Income	584,564	269,198	527,700	609,405	493,397	693,254	724,912	790,803	733,735	584,564	493,397	1,899,700	2,942,704
Gross Revenues	***1,050,102***	***936,146***	***1,022,774***	***1,029,900***	***963,431***	***1,050,639***	***1,050,887***	***1,062,723***	***1,053,576***	***1,050,102***	***963,431***	***3,952,251***	***4,217,825***
Provision for credit losses	37,985	44,667	6,318	34,114	32,060	29,154	22,215	23,408	28,365	37,985	32,060	117,159	103,142
Non-Interest Expenses	642,418	646,350	654,446	627,112	629,949	666,365	672,707	659,389	656,953	642,418	629,949	2,557,857	2,655,414
Income Before Income Taxes	*369,699*	*245,129*	*362,010*	*368,674*	*301,422*	*355,120*	*355,965*	*379,926*	*368,258*	*369,699*	*301,422*	*1,277,235*	*1,459,269*
Income taxes	112,003	118,303	121,974	113,825	121,173	106,342	113,870	116,710	121,014	112,003	121,173	475,275	457,936
Income Before Non-Controlling Interest	*257,696*	*126,826*	*240,036*	*254,849*	*180,249*	*248,778*	*242,095*	*263,216*	*247,244*	*257,696*	*180,249*	*801,960*	*1,001,333*
Non-Controlling Interest	4,853	(101,179)	(12,728)	26,009	(56,945)	31,442	(1,240)	30,346	7,469	4,853	(56,945)	(144,843)	68,017
Net Income	***$ 252,843***	***$ 228,005***	***$ 252,764***	***$ 228,840***	***$ 237,194***	***$ 217,336***	***$ 243,335***	***$ 232,870***	***$ 239,775***	***$ 252,843***	***$ 237,194***	***$ 946,803***	***$ 933,316***
Effective Tax Rate	30.3%	48.3%	33.7%	30.9%	40.2%	29.9%	32.0%	30.7%	32.9%	30.3%	40.2%	37.2%	31.4%
Dividends on preferred shares	$ 11,579	$ 10,640	$ 10,562	$ 5,350	$ 5,350	$ 5,350	$ 5,350	$ 5,350	$ 5,350	$ 11,579	$ 5,350	$ 31,902	$ 21,400
Dividends on common shares	$ 99,083	$ 98,882	$ 98,649	$ 98,220	$ 97,969	$ 94,702	$ 95,799	$ 85,409	$ 87,511	$ 99,083	$ 97,969	$ 393,720	$ 363,421
Number of common shares (avg.) (in thousands)	159,758	159,382	158,890	158,373	158,001	157,790	159,209	160,588	161,681	159,758	158,001	158,663	159,811

Tax equivalent adjustment

	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	YTD 2009	YTD 2008	Full Year 2008	Full Year 2007
Net interest income	24,282	30,223	31,870	41,396	22,817	39,331	20,436	23,429	44,309	24,282	22,817	126,306	127,505
Other income	7,490	31,877	11,860	13,253	24,780	15,874	22,883	18,373	20,248	7,490	24,780	81,770	77,378
Income taxes	31,772	62,100	43,730	54,649	47,597	55,205	43,319	41,802	64,557	31,772	47,597	208,076	204,883

Net income by sector of activities

Excluding specified items

	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	YTD 2009	YTD 2008	Full Year 2008	Full Year 2007
Personal and Commercial Banking	140,309	123,870	133,982	117,721	133,246	113,724	124,404	111,828	122,942	140,309	133,246	508,819	472,898
Wealth Management	31,149	44,814	30,901	37,689	39,337	39,594	40,022	45,311	45,823	31,149	39,337	152,741	170,750
Financial Markets	72,661	68,211	107,968	81,530	71,797	87,909	92,248	88,974	81,369	72,661	71,797	329,506	350,500
Other Segments	8,724	(8,890)	(20,087)	(8,100)	(7,186)	(23,891)	(13,339)	(13,243)	(10,359)	8,724	(7,186)	(44,263)	(60,832)

RESULTS OF OPERATIONS AS A PERCENTAGE OF AVERAGE ASSETS

	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
(Taxable equivalent basis) *in % of average assets* **Excluding specified items**													
Total revenues	2.94	2.80	3.14	3.27	3.12	3.32	3.23	3.36	3.49	2.94	3.12	3.08	3.35
Provision for credit losses	0.11	0.13	0.02	0.11	0.10	0.09	0.07	0.07	0.09	0.11	0.10	0.09	0.08
Non-interest expenses	1.80	1.93	2.01	1.99	2.04	2.11	2.07	2.08	2.17	1.80	2.04	1.99	2.11
Income taxes	0.31	0.35	0.37	0.36	0.39	0.34	0.35	0.37	0.40	0.31	0.39	0.37	0.36
Non-controlling interest	0.01	(0.30)	(0.04)	0.08	(0.18)	0.10	(0.00)	0.10	0.02	0.01	(0.18)	(0.11)	0.05
Net income	**0.71**	**0.69**	**0.78**	**0.73**	**0.77**	**0.68**	**0.75**	**0.74**	**0.79**	**0.71**	**0.77**	**0.74**	**0.75**
Average assets ($000,000)	$141,603	$132,923	$129,548	$127,984	$122,853	$125,387	$128,998	$129,750	$119,846	$141,603	$122,854	$128,329	$125,964
Average earning assets ($000,000)	$119,508	$114,710	$113,195	$113,471	$106,737	$109,191	$112,515	$117,042	$107,181	$119,508	$106,737	$112,020	$111,436
in % of Average Risk-Weighted Assets **Excluding specified items**													
Total revenues	7.22%	6.56%	7.35%	7.85%	7.59%	8.29%	8.10%	8.64%	8.68%	7.22%	7.59%	7.32%	8.42%
Net income	**1.74%**	**1.60%**	**1.82%**	**1.74%**	**1.87%**	**1.72%**	**1.87%**	**1.89%**	**1.97%**	**1.74%**	**1.87%**	**1.75%**	**1.86%**
Average Risk-Weighted Assets ($000,000)	$57,691	$56,813	$55,350	$53,371	$50,468	$50,253	$51,490	$50,438	$48,183	$57,691	$50,468	54,004	$50,088
Prime rate	3.65%	4.61%	4.75%	5.39%	6.07%	6.25%	6.06%	6.00%	6.00%	3.65%	6.07%	5.20%	6.08%
CDOR	1.83%	3.12%	3.15%	3.70%	4.52%	4.86%	4.44%	4.34%	4.34%	1.83%	4.52%	3.62%	4.51%
Spread	1.82%	1.49%	1.60%	1.69%	1.55%	1.39%	1.62%	1.66%	1.66%	1.82%	1.55%	1.58%	1.57%

NET INCOME BY SECTOR OF ACTIVITIES (EXCLUDING SPECIFIED ITEMS)

(in millions of dollars) (taxable equivalent basis)

Personal and Commercial Banking

	2009	2008				2007				YTD		Full Year
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008
Net interest income	358	354	352	344	344	345	348	332	344	358	344	1,394
Other income	213	218	217	196	211	205	205	191	196	213	211	842
Total Revenues	571	572	569	540	555	550	553	523	540	571	555	2,236
Operating expenses	321	344	323	321	314	342	332	319	312	321	314	1,302
Provision for credit losses	45	44	47	44	44	40	33	35	43	45	44	179
Earning before income taxes and non-controlling interest	205	184	199	175	197	168	188	169	185	205	197	755
Income taxes	65	60	65	57	64	54	64	57	62	65	64	246
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Net Income	140	124	134	118	133	114	124	112	123	140	133	509
Net interest margin	2.59%	2.62%	2.66%	2.70%	2.69%	2.72%	2.80%	2.82%	2.88%	2.59%	2.69%	2.67%
Expense ratio	56.2%	60.1%	56.8%	59.4%	56.6%	62.2%	60.0%	61.0%	57.8%	56.2%	56.6%	58.2%
Average loans and BA's	54,138	53,163	52,072	51,258	50,331	49,590	48,715	47,706	46,799	54,138	50,331	51,708
Average assets	54,817	53,771	52,684	51,832	50,925	50,288	49,396	48,356	47,441	54,817	50,925	52,306
Average deposits	33,594	32,656	32,180	31,223	31,045	30,485	30,094	29,477	29,558	33,594	31,045	31,779

Wealth Management

	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	YTD 2009	YTD 2008	Full Year 2008
Net interest income	40	47	35	34	33	33	31	32	33	40	33	149
Other income	155	166	168	170	181	180	190	201	195	155	181	685
Total Revenues	195	213	203	204	214	213	221	233	228	195	214	834
Operating expenses	146	147	155	146	153	153	160	164	159	146	153	601
Provision for credit losses	-	-	-	-	-	-	-	-	-	-	-	-
Earning before income taxes and non-controlling interest	49	66	48	58	61	60	61	69	69	49	61	233
Income taxes	16	21	16	20	20	19	20	23	21	16	20	77
Non-controlling interest	1	-	1	-	2	1	1	1	2	1	2	3
Net Income	32	45	31	38	39	40	40	45	46	32	39	153
Expense ratio	74.9%	69.0%	76.4%	71.6%	71.5%	71.8%	72.4%	70.4%	69.7%	74.9%	71.5%	72.1%
Average loans and BA's	97	123	119	98	120	119	124	144	132	97	120	115
Average assets	614	668	704	707	694	676	650	677	644	614	694	693
Average deposits	10,674	10,053	9,217	8,655	8,116	7,733	7,378	7,484	7,618	10,674	8,116	9,012

Financial Markets

	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	YTD 2009	YTD 2008	Full Year 2008
Net interest income	118	315	160	84	150	32	(4)	(46)	(9)	118	150	709
Other income	141	(181)	114	197	66	300	306	371	297	141	66	196
Total Revenues	259	134	274	281	216	332	302	325	288	259	216	905
Operating expenses	167	152	157	157	169	184	176	167	165	167	169	635
Provision for credit losses	4	4	-	(2)	-	-	-	-	-	4	-	2
Earning before income taxes and non-controlling interest	88	(22)	117	126	47	148	126	158	123	88	47	268
Income taxes	25	29	36	31	39	34	39	45	41	25	39	135
Non-controlling interest	(10)	(119)	(27)	14	(64)	26	(6)	24	1	(10)	(64)	(196)
Net Income	73	68	108	81	72	88	93	89	81	73	72	329
Expense ratio [(1)]	62.0%	59.7%	51.9%	58.8%	60.8%	61.0%	56.7%	55.3%	57.5%	62.0%	60.8%	57.6%
Average loans and BA's (Corporate banking only)	5,915	6,514	6,389	6,212	5,915	5,844	5,618	5,446	5,336	5,915	5,915	6,259
Average assets	98,881	89,456	87,369	87,758	84,256	88,068	90,929	92,746	83,802	98,881	84,256	87,207
Average deposits	36,001	31,696	33,092	33,357	33,199	34,860	35,729	34,220	32,973	36,001	33,199	32,833

[(1)] Adjusted for gains or losses attributable to third parties using the Innocap platform.

NET INCOME BY SECTOR OF ACTIVITIES (EXCLUDING SPECIFIED ITEMS)

(in millions of dollars)

	2009	2008				2007				YTD		Full Year
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008
Other Segments												
Net interest income	(74)	(79)	(83)	(83)	(80)	(92)	(69)	(70)	(92)	(74)	(80)	(325)
Other income	68	34	17	33	11	(8)	1	10	25	68	11	95
Total Revenues	(6)	(45)	(66)	(50)	(69)	(100)	(68)	(60)	(67)	(6)	(69)	(230)
Operating expenses	9	3	20	3	(6)	(12)	5	10	20	9	(6)	20
Provision for credit losses	(11)	(3)	(41)	(8)	(12)	(11)	(11)	(12)	(14)	(11)	(12)	(64)
Earning before income taxes and non-controlling interest	(4)	(45)	(45)	(45)	(51)	(77)	(62)	(58)	(73)	(4)	(51)	(186)
Income taxes	(26)	(54)	(38)	(49)	(49)	(56)	(52)	(50)	(68)	(26)	(49)	(190)
Non-controlling interest	14	18	13	12	5	4	4	5	5	14	5	48
Net Income (net loss)	8	(9)	(20)	(8)	(7)	(25)	(14)	(13)	(10)	8	(7)	(44)
Average loans and BA's	(13,285)	(11,670)	(11,808)	(12,721)	(13,786)	(13,687)	(12,486)	(12,473)	(12,432)	(13,285)	(13,786)	(12,495)
Average assets	(12,709)	(10,972)	(11,209)	(12,313)	(13,022)	(13,645)	(11,977)	(12,029)	(12,041)	(12,709)	(13,022)	(11,877)
Average deposits	(131)	(137)	(360)	(202)	(603)	(110)	(507)	(428)	(416)	(131)	(603)	(326)
Total												
Net interest income	442	637	464	379	447	318	306	248	276	442	447	1,927
Other income	577	237	516	596	469	677	702	773	713	577	469	1,818
Total Revenues	1,019	874	980	975	916	995	1,008	1,021	989	1,019	916	3,745
Operating expenses	643	646	655	627	630	667	673	660	656	643	630	2,558
Provision for credit losses	38	45	6	34	32	29	22	23	29	38	32	117
Earning before income taxes and non-controlling interest	338	183	319	314	254	299	313	338	304	338	254	1,070
Income taxes	80	56	79	59	74	51	71	75	56	80	74	268
Non-controlling interest	5	(101)	(13)	26	(57)	31	(1)	30	8	5	(57)	(145)
Net Income	253	228	253	229	237	217	243	233	240	253	237	947
Expense ratio (teb) (1)	60.6%	61.2%	62.2%	61.7%	61.4%	65.3%	63.5%	63.4%	62.4%	60.6%	61.4%	61.6%
Average loans and BA's	55,493	55,006	53,158	52,655	50,711	51,120	50,791	50,197	49,518	55,493	50,711	52,884
Average assets	141,603	132,923	129,548	127,984	122,853	125,387	128,998	129,750	119,846	141,603	122,854	128,329
Average deposits	80,138	74,268	74,129	73,033	71,757	72,967	72,695	70,753	69,732	80,138	71,757	73,298

(1) Adjusted for gains or losses attributable to third parties using the Innocap platform.

Specified Items

(in millions of dollars)

	Q1 2009			Q4 2008			
	Adjustment to ABCP	Credit facilities to clients holding ABCP	Total	Adjustment to ABCP	Write-off - capitalized projects	Restructuring charge	Total
	Other	Other		Other	Other	Other	
Net interest income	49	-	49	(14)	-	-	(14)
Other income	(192)	-	(192)	(95)	-	-	(95)
Total Revenues	(143)	-	(143)	(109)	-	-	(109)
Operating expenses	2	-	2	4	54	66	124
Provision for credit losses	-	126	126	4	-	-	4
Earning before income taxes and non-controlling interest	(145)	(126)	(271)	(117)	(54)	(66)	(237)
Income taxes	(47)	(40)	(87)	(39)	(18)	(22)	(79)
Non-controlling interest	-	-	-	-	-	-	-
Net income	(98)	(86)	(184)	(78)	(36)	(44)	(158)

	Q3 2008			Q2 2008	Q1 2008		
	Adjustment to ABCP	Montreal Stock Exchange Gain	Total	Adjustment to ABCP	Adjustment to ABCP	Nassau gain	Total
	Other	Financial Markets		Other	Other	Other	
Net interest income	(15)	-	(15)	(15)	(19)	-	(19)
Other income	3	88	91	(73)	-	32	32
Total Revenues	(12)	88	76	(88)	(19)	32	13
Operating expenses	2	2	4	7	2	-	2
Provision for credit losses	23	-	23	-	-	-	-
Earning before income taxes and non-controlling interest	(37)	86	49	(95)	(21)	32	11
Income taxes	(13)	29	16	(31)	(7)	-	(7)
Non-controlling interest	-	-	-	-	-	-	-
Net income	(24)	57	33	(64)	(14)	32	18

Notes: Net interest impact on ABCP represents funding cost.

(in millions of dollars)

	YTD 2009			YTD 2008					
	Adjustment to ABCP	Credit facilities to clients holding ABCP	Total	Adjustment to ABCP	Write-off - capitalized projects	Restructuring charge	Nassau gain	Montreal Stock Exchange Gain	Total
	Other	Other		Other	Other	Other	Other	Financial	
Net interest income	49	-	49	(63)	-	-	-	-	(63)
Other income	(192)	-	(192)	(165)	-	-	32	88	(45)
Total Revenues	(143)	-	(143)	(228)	-	-	32	88	(108)
Operating expenses	2	-	2	15	54	66	-	2	137
Provision for credit losses	-	126	126	27	-	-	-	-	27
Earning before income taxes and non-controlling interest	(145)	(126)	(271)	(270)	(54)	(66)	32	86	(272)
Income taxes	(47)	(40)	(87)	(90)	(18)	(22)	-	29	(101)
Non-controlling interest	-	-	-	-	-	-	-	-	-
Net income	(98)	(86)	(184)	(180)	(36)	(44)	32	57	(171)

	YTD 2007				
	Adjustment to ABCP			Altamira	Total
	Financial Markets	Other	Sub-total	Wealth Management	
Net interest income	(2)	(19)	(21)	-	(21)
Other income	(42)	(533)	(575)	-	(575)
Total Revenues	(44)	(552)	(596)	-	(596)
Operating expenses	(19)	(24)	(43)	13	(30)
Provision for credit losses	-	-	-	-	-
Earning before income taxes and non-controlling interest	(25)	(528)	(553)	(13)	(566)
Income taxes	(8)	(164)	(172)	(2)	(174)
Non-controlling interest	-	-	-	-	-
Net income	(17)	(364)	(381)	(11)	(392)

(in millions of dollars)

Total

	2009	2008				2007				YTD		Full Year
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008
Net interest income	491	623	449	364	428	297	306	248	276	491	428	1,864
Other income	385	142	607	523	501	102	702	773	713	385	501	1,773
Total Revenues	876	765	1,056	887	929	399	1,008	1,021	989	876	929	3,637
Operating expenses	645	770	659	634	632	637	673	660	656	645	632	2,695
Provision for credit losses	164	49	29	34	32	29	22	23	29	164	32	144
Earning before income taxes and non-controlling interest	67	(54)	368	219	265	(267)	313	338	304	67	265	798
Income taxes	(7)	(23)	95	28	67	(123)	71	75	56	(7)	67	167
Non-controlling interest	5	(101)	(13)	26	(57)	31	(1)	30	8	5	(57)	(145)
Net income	69	70	286	165	255	(175)	243	233	240	69	255	776
Expense ratio (teb) [(1)]	60.6%	61.2%	62.2%	61.7%	61.4%	65.3%	63.5%	63.4%	62.4%	60.6%	61.4%	61.6%
Average loans and BA's	55,493	55,006	53,158	52,655	50,711	51,120	50,791	50,197	49,518	55,493	50,711	52,884
Average assets	141,603	132,923	129,548	127,984	122,853	125,387	128,998	129,750	119,846	141,603	122,854	128,329
Average deposits	80,138	74,268	74,129	73,033	71,757	72,967	72,695	70,753	69,732	80,138	71,757	73,298

[(1)] Adjusted for gains or losses attributable to third parties using the Innocap platform.

REVENUES (EXCLUDING SPECIFIED ITEMS)

(unaudited) (thousands) (taxable equivalent basis)

	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
Net Interest Income													
Interest Income													
Loans	$ 635,568	$ 737,782	$ 721,908	$ 752,832	$ 762,164	$ 767,867	$ 784,531	$ 749,725	$ 728,707	$635,568	$762,164	$ 2,974,686	$ 3,030,830
Securities	273,484	256,712	281,257	247,455	292,430	285,967	326,970	407,588	335,362	273,484	292,430	1,077,854	1,355,887
Deposits with regulated financial institutions	1,623	8,775	34,231	70,602	93,295	101,867	103,601	87,335	130,126	1,623	93,295	206,903	422,929
Total Interest Income	910,675	1,003,269	1,037,396	1,070,889	1,147,889	1,155,701	1,215,102	1,244,648	1,194,195	910,675	1,147,889	4,259,443	4,809,646
Interest Expense													
Deposits	314,080	171,990	388,562	531,330	518,122	654,774	662,076	636,100	658,821	314,080	518,122	1,610,004	2,611,771
Bank debentures	23,422	30,019	28,187	19,724	20,363	24,875	25,401	24,547	25,011	23,422	20,363	98,293	99,834
Other	131,917	164,535	157,444	140,735	162,187	157,998	222,086	335,510	234,831	131,917	162,187	624,901	950,425
Total Interest Expense	469,419	366,544	574,193	691,789	700,672	837,647	909,563	996,157	918,663	469,419	700,672	2,333,198	3,662,030
Tax equivalent adjustment	24,282	30,223	31,871	41,395	22,817	39,331	20,436	23,429	44,309	24,282	22,817	126,306	127,505
Net Interest Income	***465,538***	***666,948***	***495,074***	***420,495***	***470,034***	***357,385***	***325,975***	***271,920***	***319,841***	***465,538***	***470,034***	***2,052,551***	***1,275,121***
Other Income													
Deposits and payment service charges	$ 57,518	$ 58,388	$ 57,214	$ 56,584	$ 55,939	$ 54,207	$ 54,480	$ 52,177	$ 52,582	$ 57,518	$ 55,939	$ 228,125	$ 213,446
Commissions on loans and bankers' acceptances	47,997	48,933	46,835	42,401	44,858	46,962	50,119	46,325	46,531	47,997	44,858	183,027	189,937
Insurance revenues	30,383	31,082	31,000	22,111	34,477	30,094	26,913	27,720	29,771	30,383	34,477	118,670	114,498
Securities brokerage commissions	53,238	60,247	60,633	60,710	58,886	59,972	66,580	71,356	68,864	53,238	58,886	240,476	266,772
Underwriting and advisory fees	81,792	49,633	73,620	93,620	95,123	75,589	98,854	107,988	98,214	81,792	95,123	311,996	380,645
Foreign exchange revenues	29,743	34,152	29,908	27,977	29,407	27,972	25,621	20,145	29,108	29,743	29,407	121,444	102,846
Card service revenues	7,702	8,109	10,163	13,544	9,743	3,025	11,494	9,839	9,521	7,702	9,743	41,559	33,879
Trust services	47,690	52,453	51,383	52,539	40,491	48,439	52,565	52,689	48,241	47,690	40,491	196,866	201,934
Mutual funds	27,769	33,281	37,682	36,557	38,102	39,302	40,611	37,644	37,136	27,769	38,102	145,622	154,693
Securitization	97,567	61,803	59,469	58,263	46,030	44,463	39,001	47,857	47,911	97,567	46,030	225,565	179,232
Profit & Loss on trading	25,370	(252,531)	(22,933)	72,420	(42,985)	155,639	119,357	202,106	151,428	25,370	(42,985)	(246,029)	628,530
Profit & Loss other than trading	13,162	(58,626)	9,947	5,471	30,467	32,743	43,100	21,085	28,798	13,162	30,467	(12,741)	125,726
Other	64,633	142,274	82,779	67,208	52,859	74,847	96,217	93,872	85,630	64,633	52,859	345,120	350,566
Total	***$ 584,564***	***$ 269,198***	***$ 527,700***	***$ 609,405***	***$ 493,397***	***$ 693,254***	***$ 724,912***	***$ 790,803***	***$ 733,735***	***$ 584,564***	***$ 493,397***	***$ 1,899,700***	***$ 2,942,704***
As a % of total revenues	**55.7%**	**28.8%**	**51.6%**	**59.2%**	**51.2%**	**66.0%**	**69.0%**	**74.4%**	**69.6%**	**55.7%**	**51.2%**	**48.1%**	**69.8%**

(unaudited) (thousands)

Trading revenues	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	YTD 2009	YTD 2008	Full Year 2008	Full Year 2007
Net Interest Income	$ 120,946	$ 219,725	$ 97,691	$ 13,806	$ 115,969	$ (4,121)	$ (37,758)	$ (63,833)	$ (38,940)	$ 120,946	$ 115,969	$ 447,191	$ (144,652)
Other Income	25,370	(252,531)	(22,933)	72,420	(42,985)	155,639	119,357	202,106	151,428	25,370	(42,985)	(246,029)	628,530
Non-controlling interest - Innocap	10,285	120,806	28,658	(14,178)	62,151	(30,317)	8,271	(23,084)	(1,006)	10,285	62,151	197,437	(46,136)
Total	***$ 156,601***	***$ 88,000***	***$ 103,416***	***$ 72,048***	***$ 135,135***	***$ 121,201***	***$ 89,870***	***$ 115,189***	***$ 111,482***	***$ 156,601***	***$ 135,135***	***$ 398,599***	***$ 437,742***

Trading revenues by product	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	YTD 2009	YTD 2008	Full Year 2008	Full Year 2007
Financial Markets													
Equity	44,038	43,324	45,398	71,617	(13,192)	84,946	76,656	95,679	85,789	44,038	(13,192)	147,147	343,070
Fixed income	57,836	(17,665)	28,141	(13,968)	95,013	51,356	13,202	18,296	5,435	57,836	95,013	91,521	88,289
Commodity and foreign exchange	32,052	39,018	20,393	11,301	42,777	(20,697)	(2,489)	(1,048)	16,879	32,052	42,777	113,489	(7,355)
Trading revenues - Financial Markets	133,926	64,677	93,932	68,950	124,598	115,605	87,369	112,927	108,103	133,926	124,598	352,157	424,004
Other	22,675	23,323	9,484	3,098	10,537	5,596	2,501	2,262	3,379	22,675	10,537	46,442	13,738
Total Trading revenues	***156,601***	***88,000***	***103,416***	***72,048***	***135,135***	***121,201***	***89,870***	***115,189***	***111,482***	***156,601***	***135,135***	***398,599***	***437,742***

NON-INTEREST EXPENSES (EXCLUDING SPECIFIED ITEMS)

	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
(unaudited) (thousands)													
Non-Interest Expenses													
Salaries and Staff benefits													
Salaries	$ 194,682	$ 189,678	$ 197,179	$ 188,241	$ 192,433	$ 226,941	$ 193,302	$ 184,534	$ 188,763	$ 194,682	$ 192,433	$ 767,531	$ 793,540
Variable compensation	131,721	111,903	120,776	121,392	129,556	102,073	143,087	139,893	139,653	131,721	129,556	483,627	524,706
Pension plan and other staff benefits	51,318	46,935	52,031	49,748	52,276	52,713	56,179	55,188	61,102	51,318	52,276	200,990	225,182
Total Compensation	***377,721***	***348,516***	***369,986***	***359,381***	***374,265***	***381,727***	***392,568***	***379,615***	***389,518***	***377,721***	***374,265***	***1,452,148***	***1,543,428***
Occupancy and Technology													
Rent	23,099	22,785	24,788	23,901	21,311	19,110	21,602	22,546	20,111	23,099	21,311	92,785	83,369
Taxes & insurance	4,318	4,018	4,176	4,378	3,624	3,845	3,641	4,137	3,998	4,318	3,624	16,196	15,621
Maintenance, lighting, heating	7,133	7,554	6,815	7,692	6,870	7,575	7,218	7,227	6,587	7,133	6,870	28,931	28,607
Technology	81,198	89,328	90,271	87,355	87,490	97,016	93,130	95,593	92,095	81,198	87,490	354,444	377,834
Depreciation	23,293	20,329	18,996	19,910	19,846	22,772	18,949	18,461	17,849	23,293	19,846	79,081	78,031
Total Occupancy and Technology	***139,041***	***144,014***	***145,046***	***143,236***	***139,141***	***150,318***	***144,540***	***147,964***	***140,640***	***139,041***	***139,141***	***571,437***	***583,462***
Other Expenses													
Professional fees	38,962	55,446	61,278	44,911	42,611	50,173	46,769	43,147	37,884	38,962	42,611	204,246	177,973
Taxes on capital & salaries	15,113	15,710	12,799	13,556	11,885	2,066	16,651	15,546	16,078	15,113	11,885	53,950	50,341
Travel & business development	15,440	26,167	18,701	21,860	17,367	27,899	20,590	27,214	21,878	15,440	17,367	84,095	97,581
Other	56,141	56,497	46,636	44,168	44,680	54,182	51,589	45,903	50,955	56,141	44,680	191,981	202,629
Total Other Expenses	***125,656***	***153,820***	***139,414***	***124,495***	***116,543***	***134,320***	***135,599***	***131,810***	***126,795***	***125,656***	***116,543***	***534,272***	***528,524***
TOTAL NON-INTEREST EXPENSES	***$ 642,418***	***$ 646,350***	***$ 654,446***	***$ 627,112***	***$ 629,949***	***$ 666,365***	***$ 672,707***	***$ 659,389***	***$ 656,953***	***$ 642,418***	***$ 629,949***	***$ 2,557,857***	***$ 2,655,414***

PROVISION FOR CREDIT LOSSES

(millions of dollars)	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
Retail	12	14	10	10	11	10	9	11	11	12	11	45	41
Credit card	23	20	18	20	17	16	16	17	17	23	17	75	66
Commercial	10	10	18	15	16	13	8	7	15	10	16	59	43
Corporate	4	4	-	(2)	-	-	-	-	-	4	-	2	-
Real estate	-	-	-	-	-	1	-	-	-	-	-	-	1
Other	3	10	(29)	-	-	-	-	-	(3)	3	-	(19)	(3)
Credit card securitization	(14)	(13)	(11)	(9)	(12)	(11)	(11)	(12)	(11)	(14)	(12)	(45)	(45)
Sub-total	38	45	6	34	32	29	22	23	29	38	32	117	103
ABCP credit loss	126	4	23	-	-	-	-	-	-	126	-	27	-
Total	***164***	***49***	***29***	***34***	***32***	***29***	***22***	***23***	***29***	***164***	***32***	***144***	***103***

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)(millions of dollars)	2009	2008				2007				End Of Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2008	2007
Assets											
Cash and deposits with financial institutions	$ 1,854	$ 3,660	$ 3,090	$ 3,872	$ 4,377	$ 3,328	$ 9,462	$ 9,670	$ 10,816	$ 3,660	$ 3,328
Securities	53,690	46,185	46,714	45,382	43,030	39,270	43,805	47,971	43,564	46,185	39,270
Securities purchased under reverse repurchase agreements	8,774	7,868	7,148	9,105	8,855	5,966	8,296	13,146	9,812	7,868	5,966
Loans											
Residential mortgages	14,702	15,362	15,500	15,096	15,042	15,893	15,999	15,140	14,945	15,362	15,893
Personal and credit cards	16,343	15,680	14,730	14,068	13,773	13,104	12,727	12,062	11,565	15,680	13,104
Business and government	20,734	20,699	19,906	20,098	18,747	18,963	19,071	21,797	17,991	20,699	18,963
Total Loans	**51,779**	**51,741**	**50,136**	**49,262**	**47,562**	**47,960**	**47,797**	**48,999**	**44,501**	**51,741**	**47,960**
Customers' liability under bankers' acceptances	4,444	4,274	4,760	4,770	4,533	4,085	3,954	4,001	4,162	4,274	4,085
Other assets	16,448	15,604	10,083	11,217	11,767	12,476	10,039	11,385	8,547	15,604	12,476
Total Assets	**$136,989**	**$129,332**	**$121,931**	**$123,608**	**$120,124**	**$113,085**	**$123,353**	**$135,172**	**$ 121,402**	**$ 129,332**	**$ 113,085**
Liabilities											
Deposits											
Personal	$ 34,676	$ 33,098	$ 32,777	$ 31,760	$ 31,522	$ 30,215	$ 29,666	$ 29,751	$ 29,628	$ 33,098	$ 30,215
Business and government	35,614	37,097	29,189	32,947	35,510	34,022	33,408	34,653	30,838	37,097	34,022
Deposit-taking institutions	9,285	5,827	6,702	5,663	6,090	6,561	8,206	11,238	10,699	5,827	6,561
Total Deposits	**79,575**	**76,022**	**68,668**	**70,370**	**73,122**	**70,798**	**71,280**	**75,642**	**71,165**	**76,022**	**70,798**
Others											
Acceptances	4,444	4,274	4,760	4,770	4,533	4,085	3,954	4,001	4,162	4,274	4,085
Other liabilities	44,657	41,272	40,863	41,659	35,964	31,960	41,307	48,582	39,160	41,272	31,960
Subordinated debentures	2,348	2,255	2,182	1,683	1,656	1,605	1,882	1,935	1,942	2,255	1,605
Total Others	**51,449**	**47,801**	**47,805**	**48,112**	**42,153**	**37,650**	**47,143**	**54,518**	**45,264**	**47,801**	**37,650**
Shareholders' equity											
Preferred shares	1,089	774	774	573	400	400	400	400	400	774	400
Common shares	1,662	1,656	1,633	1,599	1,590	1,575	1,567	1,576	1,583	1,656	1,575
Contributed surplus	37	31	36	34	33	32	33	29	24	31	32
Retained earnings	3,080	3,110	3,168	2,998	2,941	2,793	3,070	3,021	3,003	3,110	2,793
Accumulated other comprehensive income (loss)	97	(62)	(153)	(78)	(115)	(163)	(140)	(14)	(37)	(62)	(163)
Total Shareholders' equity	**5,965**	**5,509**	**5,458**	**5,126**	**4,849**	**4,637**	**4,930**	**5,012**	**4,973**	**5,509**	**4,637**
Total Liabilities & Shareholders' Equity	**$136,989**	**$129,332**	**$121,931**	**$123,608**	**$120,124**	**$113,085**	**$123,353**	**$135,172**	**$ 121,402**	**$ 129,332**	**$ 113,085**
Mortgage securitization	$ 7,809	$ 7,293	$ 7,156	$ 7,526	$ 7,534	$ 6,624	$ 6,076	$ 6,286	$ 6,262	$ 7,293	$ 6,624
Mortgage loans sold to third parties	$ 410	$ 386	$ 419	$ 382	$ 414	$ 450	$ 487	$ 533	$ 573	$ 386	$ 450
Credit card securitization	$ 1,200	$ 1,200	$ 1,200	$ 1,223	$ 800	$ 1,200	$ 1,200	$ 1,200	$ 1,200	$ 1,200	$ 1,200
Direct loans securitization	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 42	$ 78	$ -	$ -
Mutual funds	$ 9,810	$ 10,750	$ 12,721	$ 13,034	$ 12,381	$ 12,955	$ 13,532	$ 13,391	$ 12,781	$ 10,750	$ 12,955
Securities - excess of market value over book	$ (49)	$ (154)	$ (6)	$ 132	$ 121	$ 148	$ 206	$ 230	$ 162	$ (154)	$ 148
Equity Securities - excess of market value over book	$ (145)	$ (110)	$ (3)	$ 120	$ 122	$ 161	$ 252	$ 234	$ 174	$ (110)	$ 161
Number of shares outstanding (000's)	159,679	159,447	159,115	158,364	158,141	157,806	157,858	159,418	161,367	159,447	157,806
Domestic Gap < 1 year	1,237	(464)	573	(699)	(618)	(984)	(1,477)	(927)	(1,239)	(464)	(984)
> 1 year	(1,391)	378	(594)	673	711	988	1,484	924	1,234	378	988

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)(millions of dollars)	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
Opening balance	5,509	5,458	5,126	4,849	4,637	4,930	5,012	4,973	4,788	5,509	4,637	4,637	4,788
Net income	69	70	286	165	255	(175)	243	233	240	69	255	776	541
Issuance of common shares	6	23	34	9	15	10	9	16	23	6	15	81	58
Issuance of preferred shares	315	-	201	173	-	-	-	-	-	315	-	374	-
Repurchase of common shares													
Repurchase of common shares for cancellation	-	-	-	-	-	(2)	(18)	(22)	(7)	-	-	-	(49)
Premium paid on common shares purchased for cancellation	-	-	-	-	-	(13)	(93)	(121)	(39)	-	-	-	(266)
Dividends													
Common shares	(99)	(99)	(99)	(98)	(98)	(95)	(96)	(85)	(88)	(99)	(98)	(394)	(364)
Preferred shares	(12)	(11)	(10)	(6)	(5)	(5)	(5)	(6)	(5)	(12)	(5)	(32)	(21)
Impact of initial adoption on retained earnings of new accounting standards on financial instruments	-	-	-	-	-	1	-	(1)	2	-	-	-	2
Stock options expense	2	3	3	3	2	2	3	6	5	2	2	11	16
Stock options exercised	-	(8)	(3)	-	(1)	(2)	-	-	(3)	-	(1)	(12)	(5)
Impact of shares acquired / sold for trading purposes	-	-	-	-	-	-	-	(1)	1	-	-	-	-
Other adjustments, net of income taxes	12	(18)	(5)	(6)	(4)	9	1	(3)	1	12	(4)	(33)	8
Other adjustment, contributed surplus	4	-	-	-	-	-	-	-	-	4	-	-	-
Reclassification of unrealized foreign CTA to AOCI	-	-	-	-	-	-	-	-	92	-	-	-	92
Impact of initial adoption of financial instruments standards	-	-	-	-	-	1	-	(1)	(71)	-	-	-	(71)
Other comprehensive income (loss), net of income taxes	159	91	(75)	37	48	(24)	(126)	24	34	159	48	101	(92)
Closing balance	5,965	5,509	5,458	5,126	4,849	4,637	4,930	5,012	4,973	5,965	4,849	5,509	4,637
Shareholders' equity													
Preferred shares	1,089	774	774	573	400	400	400	400	400	1,089	400	774	400
Common shares	1,662	1,656	1,633	1,599	1,590	1,575	1,567	1,576	1,583	1,662	1,590	1,656	1,575
Contributed surplus	37	31	36	34	33	32	33	29	24	37	33	31	32
Unrealized foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	-
Retained earnings	3,080	3,110	3,168	2,998	2,941	2,793	3,070	3,021	3,003	3,080	2,941	3,110	2,793
Accumulated other comprehensive income (loss)	97	(62)	(153)	(78)	(115)	(163)	(140)	(14)	(37)	97	(115)	(62)	(163)
Closing balance	5,965	5,509	5,458	5,126	4,849	4,637	4,930	5,012	4,973	5,965	4,849	5,509	4,637

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)(millions of dollars)	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
Net income	**69**	**70**	**286**	**165**	**255**	**(175)**	**243**	**233**	**240**	**69**	**255**	**776**	**541**
Other comprehensive income (loss), net of income taxes													
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	39	367	34	11	101	(195)	(80)	(103)	79	39	101	513	(299)
Impact of hedging net foreign currency translation gains or losses	(30)	(294)	(31)	-	(79)	159	40	59	(47)	(30)	(79)	(404)	211
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	**9**	**73**	**3**	**11**	**22**	**(36)**	**(40)**	**(44)**	**32**	**9**	**22**	**109**	**(88)**
Net unrealized gains (losses) on available for sale financial assets	8	(136)	(25)	22	(17)	(18)	(20)	67	22	8	(17)	(156)	51
Reclassification to net income of (gains) losses on available for sale financial assets	1	34	(63)	(7)	(15)	10	(25)	4	-	1	(15)	(51)	(11)
Net change in unrealized gains and losses on available for sale financial assets	**9**	**(102)**	**(88)**	**15**	**(32)**	**(8)**	**(45)**	**71**	**22**	**9**	**(32)**	**(207)**	**40**
Net gains (losses) on derivatives designated as cash flow hedges	147	126	15	11	54	15	(43)	(6)	(20)	147	54	206	(54)
Reclassification to net income of (gains) losses on derivatives designated as cash flow hedges	(6)	(6)	(5)	-	4	5	2	2	1	(6)	4	(7)	10
Net change in gains and losses on derivatives designated as cash flow hedges	**141**	**120**	**10**	**11**	**58**	**20**	**(41)**	**(4)**	**(19)**	**141**	**58**	**199**	**(44)**
Total other comprehensive income (loss), net of income taxes	**159**	**91**	**(75)**	**37**	**48**	**(24)**	**(126)**	**23**	**35**	**159**	**48**	**101**	**(92)**
COMPREHENSIVE INCOME	**228**	**161**	**211**	**202**	**303**	**(199)**	**117**	**256**	**275**	**228**	**303**	**877**	**449**

ASSETS UNDER ADMINISTRATION / MANAGEMENT

(millions of dollars)

as at January 31, 2009	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Natcan Investment Management Inc.	National Bank Direct Brokerage	Bank excluding subsidairies	Total 2009	Total 2008
Assets under administration								
Institutional	26,439	9,882	-	-	-	-	36,321	49,384
Personal	-	79,220	-	-	9,742	-	88,962	107,854
Mutual funds	17,906	-	9,810	-	-	-	27,716	34,594
Mortgage loans sold to third parties	-	-	-	-	-	7,823	7,823	7,534
Total assets under administration	**44,345**	**89,102**	**9,810**	**-**	**9,742**	**7,823**	**160,822**	**199,366**
Assets under management								
Personal	4,984	-	-	-	-	-	4,984	6,287
Managed portfolios	-	3,017	-	7,890	-	-	10,907	16,291
Mutual funds	-	-	-	12,369	-	-	12,369	15,337
Total assets under management	**4,984**	**3,017**	**-**	**20,259**	**-**	**-**	**28,260**	**37,915**
Total assets under administration / management	**49,329**	**92,119**	**9,810**	**20,259**	**9,742**	**7,823**	**189,082**	**237,281**

as at January 31, 2008	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Natcan Investment Management Inc.	National Bank Direct Brokerage	Bank excluding subsidairies	Total 2008	Total 2007
Assets under administration								
Institutional	36,788	12,596	-	-	-	-	49,384	56,237
Personal	-	97,912	-	-	9,942	-	107,854	101,753
Mutual funds	22,213	-	12,381	-	-	-	34,594	37,982
Mortgage loans sold to third parties	-	-	-	-	-	7,534	7,534	6,262
Total assets under administration	**59,001**	**110,508**	**12,381**	**-**	**9,942**	**7,534**	**199,366**	**202,234**
Assets under management								
Personal	6,287	-	-	-	-	-	6,287	6,225
Managed portfolios	-	3,591	-	12,700	-	-	16,291	18,885
Mutual funds	-	-	-	15,337	-	-	15,337	16,567
Total assets under management	**6,287**	**3,591**	**-**	**28,037**	**-**	**-**	**37,915**	**41,677**
Total assets under administration / management	**65,288**	**114,099**	**12,381**	**28,037**	**9,942**	**7,534**	**237,281**	**243,911**

IMPAIRED LOANS

($ millions)	2009	2008				2007			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross Impaired Loans									
Retail	71.4	65.9	61.2	62.3	58.3	53.6	49.3	56.3	50.3
Commercial	181.4	184.1	195.2	170.5	146.3	136.1	126.6	123.0	130.7
Corporate	57.1	44.0	5.7	5.4	30.6	53.6	54.4	54.7	56.2
Real estate	9.3	9.6	10.0	11.0	11.1	3.7	-	-	-
Treasury	2.9	2.8	2.4	2.4	2.3	2.2	2.1	2.2	2.3
Other	-	-	-	-	-	-	-	-	-
Total Gross Impaired Loans	**322.1**	**306.4**	**274.5**	**251.6**	**248.6**	**249.2**	**232.4**	**236.2**	**239.5**
As a % of loans and acceptances	**0.6%**	**0.5%**	**0.5%**	**0.5%**	**0.5%**	**0.5%**	**0.4%**	**0.4%**	**0.5%**
Net Impaired Loans									
Retail	49.5	46.6	44.7	46.3	44.4	39.2	34.6	35.4	30.5
Commercial	75.4	79.8	86.4	76.4	62.2	65.5	53.3	54.3	58.6
Corporate	42.5	32.0	-	-	21.9	19.4	20.0	18.7	20.7
Real estate	7.1	7.3	7.9	8.6	8.8	2.9	-	-	-
Treasury	2.8	2.7	2.3	2.3	2.2	2.1	2.0	2.1	2.2
General allowance	(330.6)	(330.6)	(330.6)	(308.0)	(308.0)	(308.0)	(308.0)	(308.0)	(308.0)
Total Impaired Loans, net of specific and general allowances	**(153.3)**	**(162.2)**	**(189.3)**	**(174.4)**	**(168.5)**	**(178.9)**	**(198.1)**	**(197.5)**	**(196.0)**
As a % of loans and acceptances	**-0.3%**	**-0.3%**	**-0.3%**	**-0.3%**	**-0.3%**	**-0.3%**	**-0.4%**	**-0.4%**	**-0.4%**

FORMATION OF GROSS IMPAIRED LOANS & ALLOWANCE FOR CREDIT LOSSES

($ millions)

Formation of Gross Impaired Loans

	2009	2008				2007				YTD		Full Year	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2009	2008	2008	2007
Opening balance	**307**	**275**	**252**	**249**	**249**	**232**	**236**	**239**	**234**	**307**	**249**	**249**	**234**
Write-off													
Retail	(11)	(14)	(11)	(10)	(13)	(12)	(16)	(10)	(11)	(11)	(13)	(48)	(49)
Commercial	(10)	(24)	(4)	(6)	(10)	(16)	(6)	(11)	(6)	(10)	(10)	(44)	(39)
Corporate	(4)	-	-	(7)	(20)	-	-	-	-	(4)	(20)	(27)	-
Real estate	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-
Total write-off	**(25)**	**(38)**	**(15)**	**(23)**	**(43)**	**(28)**	**(22)**	**(21)**	**(17)**	**(25)**	**(43)**	**(119)**	**(88)**
Formation													
Retail	17	19	10	14	18	16	9	16	13	17	18	61	54
Commercial	7	13	29	30	20	26	9	3	10	7	20	92	48
Corporate	17	39	-	(18)	(3)	(1)	-	(1)	(1)	17	(3)	18	(3)
Real estate	(1)	(1)	(1)	-	8	4	-	-	-	(1)	8	6	4
Treasury	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-
Total formation	**40**	**70**	**38**	**26**	**43**	**45**	**18**	**18**	**22**	**40**	**43**	**177**	**103**
Closing balance	**322**	**307**	**275**	**252**	**249**	**249**	**232**	**236**	**239**	**322**	**249**	**307**	**249**

Allowance for Credit Losses

	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	YTD 2009	YTD 2008	Full Year 2008	Full Year 2007
Allowances at beginning	469	464	426	417	428	430	434	435	426	469	428	428	426
Provision for credit losses	38	49	29	34	32	29	22	23	29	38	32	144	103
Write-offs	(48)	(58)	(33)	(44)	(59)	(44)	(38)	(38)	(34)	(48)	(59)	(194)	(154)
Recoveries	16	14	42	19	16	13	12	14	14	16	16	91	53
Allowances at end	475	469	464	426	417	428	430	434	435	475	417	469	428

RISK-ADJUSTED CAPITAL RATIOS

(millions of dollars)	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1
	Basel II					Basel I			
Tier I capital									
Common shareholders' equity	$4,779	$4,797	$4,837	$4,631	$4,564	$4,400	$4,670	$4,625	$4,610
Non-cum. preferred shares, permanent	1,089	774	774	573	400	400	400	400	400
Non-controlling interest	19	18	28	15	18	17	20	17	10
Innovative instruments	880	828	830	763	721	509	545	558	578
Less: goodwill	741	740	722	707	702	703	680	683	684
Less: Trading in short positions of own shares (gross)	-	-	2	1	1	1	3	4	3
Less: Unrealized gains on available-for-sale equity securities	97	88	30	-	-	-	-	-	-
Less: Foreign currency translation adjustment	62	71	143	146	158	180	144	104	60
Less : Securitization related deductions (2)	37	38	38	39	27	-	-	-	-
Less : Subtantial investment in companies subject to significant influence	121	-	-	-	-	-	-	-	-
Total Tier I	**$5,709**	**$5,480**	**$5,534**	**$5,089**	**$4,815**	**$4,442**	**$4,808**	**$4,809**	**$4,851**
Tier II capital									
Subordinated debentures (1)	2,153	2,153	2,144	2,144	1,644	1,641	1,947	1,948	1,949
General allowance for credit risk	331	331	331	308	308	308	308	308	308
Unrealized gains on available-for-sale equity securities	-	-	-	51	48	80	104	121	49
Innovative instrument in excess of Tier 1	95	147	145	164	205	-	-	-	-
Total Tier II	**$2,579**	**$2,631**	**$2,620**	**$2,667**	**$2,205**	**$2,029**	**$2,359**	**$2,377**	**$2,306**
Other deductions	254	432	424	403	377	355	320	311	312
TOTAL CAPITAL	**$8,034**	**$7,679**	**$7,730**	**$7,353**	**$6,644**	**$6,116**	**$6,847**	**$6,875**	**$6,845**
Risk-adjusted balance sheet items									
Cash resources	$256	$589	$460	$592	$713	$488	$1,790	$1,837	$2,066
Securities	2,487	2,957	3,291	3,160	3,244	3,050	2,119	2,567	2,465
Mortgage loans	3,941	4,307	4,293	4,159	4,106	6,205	6,311	5,943	5,734
Other loans	23,410	22,653	20,840	20,564	19,710	22,626	23,020	24,892	21,437
Other assets	6,356	6,309	6,571	6,818	6,069	5,371	6,080	5,183	6,106
Total Risk-adjusted balance sheet items	**$36,450**	**$36,815**	**$35,455**	**$35,293**	**$33,843**	**$37,740**	**$39,320**	**$40,422**	**$37,808**
Risk-adjusted off-balance sheet items									
Letters of guarantee and documentary credit	1,564	1,674	1,622	1,563	1,409	1,107	1,078	1,176	1,110
Commitments to extend credit	4,607	4,074	4,091	3,881	4,049	5,174	4,693	4,770	5,240
Interest rate contracts	559	364	299	278	210	96	126	106	112
Foreign exchange contracts	567	755	468	490	485	428	312	250	320
Equity contracts	1,606	1,597	1,290	1,359	1,340	1,155	845	687	603
Commodity contracts	540	230	480	405	124	68	33	18	12
Total Risk-adjusted off-balance sheet items	**$9,443**	**$8,694**	**$8,250**	**$7,976**	**$7,617**	**$8,028**	**$7,087**	**$7,007**	**$7,397**
Operational Risk (2)	**$5,800**	**5,937**	**5,877**	**5,912**	**5,913**	-	-	-	-
Risk-adjusted market risk items	$5,619	$6,623	$5,975	$5,962	$4,227	$3,568	$4,763	$4,380	$3,862
TOTAL RISK-ADJUSTED ASSETS	**$57,312**	**$58,069**	**$55,557**	**$55,143**	**$51,600**	**$49,336**	**$51,170**	**$51,809**	**$49,067**
Risk-adjusted ratios									
Tier I	10.0%	9.4%	10.0%	9.2%	9.3%	9.0%	9.4%	9.3%	9.9%
Total	14.0%	13.2%	13.9%	13.3%	12.9%	12.4%	13.4%	13.3%	14.0%

(1) Taking into account the issuance of $500 million of subordinated debentures on May 1, 2008 for Q2-2008.
(2) Basel II beginning in Q1-2008 (for informational purpose with Basel I methodology Tier 1 ratio is 10.8% and Total capital ratio is 14.8% for Q1-09)

FINANCIAL DERIVATIVES

(millions of dollars)

	2009	2008				2007			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FOREIGN EXCHANGE RELATED CONTRACTS									
Swaps	46,249	39,631	34,691	30,838	37,689	32,542	37,299	36,931	43,093
Options - purchased	3,782	3,588	2,576	4,836	5,465	7,345	9,289	9,895	10,191
- sold	3,182	3,343	2,387	4,688	5,123	7,063	13,121	13,397	13,463
Futures	7,050	10,427	8,591	9,396	9,523	6,395	9,040	13,494	10,375
Total Notional Amount	*60,263*	*56,989*	*48,245*	*49,758*	*57,801*	*53,345*	*68,749*	*73,717*	*77,122*
Replacement cost (1)	602	898	383	442	512	1,094	528	383	410
Future credit risk	649	614	597	613	664	649	664	612	736
Credit equivalent (2)	1,251	1,512	980	1,055	1,177	1,744	1,192	995	1,147
Risk-weighted equivalent	567	755	468	490	485	428	312	250	320
INTEREST RATE RELATED CONTRACTS									
Swaps	197,390	192,073	168,284	163,531	154,629	126,792	120,725	111,831	114,713
Options - purchased	19,807	31,521	60,223	51,250	32,221	33,425	59,674	95,369	80,729
- sold	15,684	11,470	19,660	30,316	32,309	34,111	80,460	100,575	71,467
Futures	19,931	18,930	16,563	16,450	9,675	6,909	6,573	8,679	14,200
Total Notional Amount	*252,812*	*253,994*	*264,730*	*261,547*	*228,834*	*201,237*	*267,432*	*316,454*	*281,109*
Replacement cost (1)	1,284	724	609	632	439	193	251	162	190
Future credit risk	460	441	472	464	415	398	367	334	329
Credit equivalent (2)	1,744	1,165	1,081	1,096	853	591	618	496	519
Risk-weighted equivalent	559	364	299	278	210	96	126	106	112
FINANCIAL FUTURES									
Total Notional Amount	*15,401*	*22,988*	*27,999*	*61,712*	*27,207*	*36,697*	*54,019*	*68,360*	*69,469*
EQUITY AND COMMODITY CONTRACTS									
Total Notional Amount	*29,385*	*35,631*	*38,513*	*41,048*	*41,220*	*51,640*	*50,640*	*43,148*	*41,463*
Replacement cost (1)	1,518	1,290	1,249	1,116	974	1,439	1,046	1,053	769
Future credit risk	1,005	874	951	1,388	1,236	1,767	1,655	1,503	1,430
Credit equivalent (2)	2,523	2,164	2,200	2,504	2,210	3,205	2,701	2,556	2,199
Risk-weighted equivalent	1,931	1,644	1,628	1,561	1,340	1,128	878	705	615
CREDIT DEFAULT SWAPS (3)									
Total Notional Amount (trading only)	*27,424*	*23,975*	*15,901*	*23,118*	*13,192*	*8,929*	-	-	-
Replacement cost (1)	146	86	75	66	75	48	-	-	-
Future credit risk	1,048	909	678	1,004	608	466	-	-	-
Credit equivalent (2)	1,194	995	753	1,070	684	514	-	-	-
Risk-weighted equivalent	215	183	142	203	124	95	-	-	-
TOTAL DERIVATIVES									
Total Notional Amount	*385,285*	*393,577*	*395,388*	*437,183*	*368,254*	*351,848*	*440,840*	*501,679*	*469,163*
Replacement cost (1)	3,550	2,998	2,316	2,256	2,000	2,774	1,825	1,598	1,369
Future credit risk	3,162	2,838	2,698	3,469	2,924	3,280	2,686	2,449	2,495
Credit equivalent (2)	6,712	5,836	5,014	5,725	4,924	6,054	4,511	4,047	3,865
Risk-weighted equivalent	3,272	2,946	2,537	2,532	2,159	1,747	1,316	1,061	1,047

(1) Gross positive replacement cost after permissible netting
(2) Taking into account permissible netting
(3) Before Q4-07 credit default swaps were included in Equity and commodity contracts

SHAREHOLDERS' INFORMATION

	2009	2008				2007			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Credit Rating									
Moody's (Long Term Debt Senior)	Aa2	Aa2	Aa2	Aa2	Aa2	Aa2	Aa2	Aa2	A1
Standard & Poor's/CBRS (Long Term Debt)	A	A	A	A	A	A	A	A	A
DBRS (Senior Debt)	AA (low)	AA (low)	AA (low)	AA (low)	AA (low)	AA (low)	AA (low)	AA (low)	AA (low)
Fitch (Long-Term)	A+	A+	A+	A+	A+	A+	A+	A+	A+
Stock Trading Range and Other Information									
High	$ 45.95	$ 53.66	$ 54.63	$ 53.73	$ 54.25	$ 60.28	$ 66.14	$ 65.87	$ 66.59
Low	$ 25.62	$ 42.25	$ 45.75	$ 44.39	$ 45.15	$ 50.50	$ 60.61	$ 61.96	$ 61.36
Close	$ 34.22	$ 45.21	$ 50.00	$ 53.73	$ 50.53	$ 54.65	$ 60.93	$ 61.96	$ 64.29
Number of registered shareholders	24,248	24,354	24,419	24,544	24,629	24,780	24,935	25,147	25,316
Valuation									
Market Capitalization (in millions of $)	$ 5,464	$ 7,209	$ 7,956	$ 8,509	$ 7,991	$ 8,624	$ 9,618	$ 9,878	$ 10,374
P/E Ratio (trailing 4 Quarters)	9.86	9.64	15.72	18.28	15.08	16.97	10.71	11.22	11.93
Market price/Book value	1.12	1.52	1.70	1.87	1.80	2.04	2.12	2.14	2.27
Dividend payout (trailing 4 quarters)	42.69%	42.98%	42.78%	42.66%	41.26%	40.00%	38.31%	38.03%	38.11%
Dividend yield (annualized)	7.25%	5.49%	4.96%	4.62%	4.91%	4.39%	3.94%	3.49%	3.36%
Other Information									
Number of employees (full-time equivalent)	14,385	14,420	14,633	14,387	14,432	14,484	14,710	14,387	14,406
Number of Branches	448	446	445	446	446	447	448	450	450
Number of ATM'S	857	857	857	851	846	835	815	811	807

The Common Shares of the Bank as well as the First Preferred Series 15, Series 16, Series 20, Series 21, Series 24 and Series 26 are listed on the TSX.
The ticker symbols and newspaper abbreviations for the Bank's shares listed are as follows:

	Ticker Symbol	Newspaper Abbreviations Toronto
Common Shares	**NA**	**National Bk**
First Preferred Shares		
Series 15	NA.PR.K	Natl Bk 15
Series 16	NA.PR.L	Natl Bk 16
Series 20	NA.PR.M	Natl Bk 20
Series 21	NA.PR.N	Natl Bk 21
Series 24	NA.PR.O	Natl Bk 24
Series 26	NA.PR.P	Natl Bk 26